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                                                                    EXHIBIT 99.1

ITEM 1.  BUSINESS

                                   REGULATION

     We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     As a registered public utility holding company, we, along with our subsidiaries except Texas Genco, are subject to a comprehensive regulatory scheme imposed by the SEC in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are required to obtain approval from the SEC under the 1935 Act.

     We received an order from the SEC under the 1935 Act on June 30, 2003 and supplemental orders thereafter relating to our financing activities and those of our regulated subsidiaries, as well as other matters. The orders are effective until June 30, 2005. As of December 31, 2003, the orders generally permitted us and our subsidiaries to issue securities to refinance indebtedness outstanding at June 30, 2003, and authorized us and our subsidiaries to issue certain incremental external debt securities and common and preferred stock through June 30, 2005, without prior authorization from the SEC. The orders also contain certain requirements regarding ratings of our securities, interest rates, maturities, issuance expenses and use of proceeds. The orders require that CenterPoint Houston and CERC maintain a ratio of common equity to total capitalization of at least 30%. The SEC has acknowledged that prior to the monetization of Texas Genco and the securitization of the true-up components, our common equity as a percentage of total capitalization is expected to remain less than 30%. In addition, after the securitization, our common equity as a percentage of total capitalization, including securitized debt, is expected to be less than 30%, which the SEC has permitted for other companies.

     In October 2003, the FERC granted exempt wholesale generator status to Texas Genco, LP, a wholly owned subsidiary of Texas Genco that owns and operates our electric generating plants. As a result of the FERC's actions, Texas Genco, LP is exempt from all provisions of the 1935 Act as long as it remains an exempt wholesale generator and Texas Genco is no longer a public utility holding company within the meaning of the 1935 Act.

     Pursuant to requirements of the orders, we formed a service company, CenterPoint Energy Service Company, LLC (Service Company), that began operation as of January 1, 2004, to provide certain corporate and shared services to our subsidiaries. Those services are provided pursuant to service arrangements that are in a form prescribed by the SEC. Services are provided by the Service Company at cost and are subject to oversight and periodic audit from the SEC.

FEDERAL ENERGY REGULATORY COMMISSION

     The transportation and sale or resale of natural gas in interstate commerce is subject to regulation by the FERC under the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended. The FERC has jurisdiction over, among other things, the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment of these facilities. The rates charged by interstate pipelines for interstate transportation and storage services are also regulated by the FERC.

     Our natural gas pipeline subsidiaries may periodically file applications with the FERC for changes in their generally available maximum rates and charges designed to allow them to recover their costs of providing service to customers (to the extent allowed by prevailing market conditions), including a reasonable rate of

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return. These rates are normally allowed to become effective after a suspension period and, in some cases, are subject to refund under applicable law until such time as the FERC issues an order on the allowable level of rates.

     On November 25, 2003, the FERC issued Order No. 2004, the final rule modifying the Standards of Conduct applicable to electric and natural gas transmission providers, governing the relationship between regulated transmission providers and certain of their affiliates. The rule significantly changes and expands the regulatory burdens of the Standards of Conduct and applies essentially the same standards to jurisdictional electric transmission providers and natural gas pipelines. On February 9, 2004, our natural gas pipeline subsidiaries filed Implementation Plans required under the new rule. Those subsidiaries are further required to post their Implementation Procedures on their websites by June 1, 2004, and to be in compliance with the requirements of the new rule by that date.

     CenterPoint Houston is not a "public utility" under the Federal Power Act and therefore is not generally regulated by the FERC, although certain of its transactions are subject to limited FERC jurisdiction. Texas Genco makes electric sales wholly within ERCOT and, as a result, its rates are not subject to regulation as a "public utility" under the Federal Power Act.

STATE AND LOCAL REGULATION

     Electric Transmission and Distribution. CenterPoint Houston conducts its operations pursuant to a certificate of convenience and necessity issued by the Texas Utility Commission that covers its present service area and facilities. In addition, CenterPoint Houston holds non-exclusive franchises, typically having a term of forty years, from the incorporated municipalities in its service territory. These franchises give CenterPoint Houston the right to construct, operate and maintain its transmission and distribution system within the streets and public ways of these municipalities for the purpose of delivering electric service to the municipality, its residents and businesses in exchange for payment of a fee. The franchise for the City of Houston is scheduled to expire in 2007.

     All retail electric providers in CenterPoint Houston's service area pay the same rates and other charges for transmission and distribution services.

     CenterPoint Houston's distribution rates charged to retail electric providers for residential customers are based on amounts of energy delivered whereas distribution rates for a majority of commercial and industrial customers are based on peak demand. Transmission rates charged to other distribution companies are based on amounts of energy transmitted under "postage stamp" rates that do not vary with the distance the energy is being transmitted. All distribution companies in ERCOT pay CenterPoint Houston the same rates and other charges for transmission services. The current transmission and distribution rates for CenterPoint Houston have been in effect since January 1, 2002, when electric competition began. This regulated delivery charge includes the transmission and distribution rate (which includes costs for nuclear decommissioning and municipal franchise fees), a system benefit fund fee imposed by the Texas electric restructuring law, a transition charge associated with securitization of regulatory assets and an excess mitigation credit imposed by the Texas Utility Commission.

     Natural Gas Distribution. In almost all communities in which CERC provides natural gas distribution services, it operates under franchises, certificates or licenses obtained from state and local authorities. The terms of the franchises, with various expiration dates, typically range from 10 to 30 years, though franchises in Arkansas are perpetual. None of CERC's material franchises expire in the near term. CERC expects to be able to renew expiring franchises. In most cases, franchises to provide natural gas utility services are not exclusive.

     Substantially all of CERC's retail natural gas sales by its local distribution divisions are subject to traditional cost-of-service regulation at rates regulated by the relevant state public utility commissions and, in Texas, by the Railroad Commission of Texas (Railroad Commission) and municipalities CERC serves.

     In August 2002, a settlement was approved by the APSC that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $27 million annually. In addition, the APSC approved a gas
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main replacement surcharge that provided $2 million of additional revenue in
2003 and is expected to provide additional amounts in subsequent years. In December 2002, a settlement was approved by the Oklahoma Corporation Commission that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $6 million annually. In November 2003, Arkla filed a request with the Louisiana Public Service Commission (LPSC) for a $16 million increase to its base rate and service charge revenues in Louisiana. The case is expected to be resolved in mid-2004.

     In December 2003, a settlement was approved by the City of Houston that will result in an increase in the base rate and service charge revenues of Entex of approximately $7 million annually. Entex has submitted these settlement rates to the 28 other cities within its Houston Division and the Railroad Commission of Texas for consideration and approval. If all regulatory approvals are received from these 29 jurisdictions, Entex's base rate and service charge revenues are expected to increase by approximately $7 million annually in addition to the $7 million discussed above. On February 10, 2004, a settlement was approved by the LPSC that is expected to result in an increase in Entex's base rate and service charge revenues of approximately $2 million annually.

     Our gas distribution divisions generally recover the cost of gas provided to customers through gas cost adjustment mechanisms prescribed in their tariffs that are approved by the appropriate regulatory authority. Recently, our Arkla and Entex divisions have been involved in both litigation and regulatory proceedings in which parties have challenged the gas costs that have been recovered from customers. In response to a claim by the City of Tyler, Texas that excessive costs, ranging from $2.8 million to $39.2 million, may have been incurred for gas purchased by Entex for resale to residential and small commercial customers, Entex and the City of Tyler have requested that the Railroad Commission determine whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. Similarly, a complaint has been filed with the LPSC by a private party alleging that certain gas costs recovered from Entex customers in Louisiana were excessive and/or were not properly authorized by the LPSC. Additionally, certain private litigants have filed suit in Louisiana state courts, alleging that inappropriate or excessive gas costs have been recovered from Arkla's customers.

NUCLEAR REGULATORY COMMISSION

     Texas Genco is subject to regulation by the United States Nuclear Regulatory Commission (NRC) with respect to the operation of the South Texas Project. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.

     Texas Genco and the other owners of the South Texas Project are required by NRC regulations to estimate from time to time the amounts required to decommission that nuclear generating facility and are required to maintain funds to satisfy that obligation when the plant ultimately is decommissioned. CenterPoint Houston currently collects through its electric rates amounts calculated to provide sufficient funds at the time of decommissioning to discharge these obligations. Funds collected are deposited into nuclear decommissioning trusts. The beneficial ownership of the nuclear decommissioning trusts is held by Texas Genco, as a licensee of the facility. While current funding levels exceed NRC minimum requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and waste burial. In the event that funds from the trust are inadequate to decommission the facilities, CenterPoint Houston will be required to collect through rates or other authorized charges all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the South Texas Project.

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DEPARTMENT OF TRANSPORTATION

     In December 2002, Congress enacted the Pipeline Safety Improvement Act of 2002 (the Act). This legislation applies to our interstate pipelines as well as our intrastate pipelines and local distribution companies. The legislation imposes several requirements related to ensuring pipeline safety and integrity. It requires pipeline and distribution companies to assess the integrity of their pipeline transmission facilities in areas of high population concentration or High Consequence Areas (HCA). The legislation further requires companies to perform remediation activities, in accordance with the requirements of the legislation over a 10-year period.

     In December 2003, the Department of Transportation Office of Pipeline Safety issued the final regulations to implement the Act. These regulations became effective on February 14, 2004. These regulations provided guidance on, among other things, the areas that should be classified as HCA.

     Our Pipelines and Gathering business segment and our natural gas distribution companies anticipate that compliance with the new regulations will require increases in both capital and operating cost. The level of expenditures required to comply with these regulations will be dependent on several factors, including the age of the facility, the pressures at which the facility operates and the number of facilities deemed to be located in areas designated as HCA. Based on our interpretation of the rules and preliminary technical reviews, we anticipate compliance will require average annual expenditures of approximately $15 to $20 million during the initial 10-year period.

                             ENVIRONMENTAL MATTERS

     We are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and the safety and health of company personnel and the public. These requirements relate to a broad range of our activities, including:

     - the discharge of pollutants into the air, water and soil;

     - the identification, generation, storage, handling, transportation, disposal, record keeping, labeling and reporting of, and the emergency response in connection with, hazardous and toxic materials and wastes, including asbestos, associated with our operations;

     - noise emissions from our facilities; and

     - safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

     In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     - construct or acquire new equipment;

     - acquire permits and/or marketable allowance or other emission credits for facility operations;

     - modify or replace existing and proposed equipment; and

     - clean up or decommission waste disposal areas, fuel storage and management facilities, and other locations and facilities, including generation facilities.

     If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose upon us civil fines or liabilities for property damage, personal injury and possibly other costs.

     Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), owners and operators of facilities from which there has been a release or threatened release of

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hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

     - the costs of responding to that release or threatened release; and

     - the restoration of natural resources damaged by any such release.

AIR EMISSIONS

     As part of the 1990 amendments to the Federal Clean Air Act, requirements and schedules for compliance were developed for attainment of health-based standards. In furtherance of the Act's requirements, standards for NOx emissions, a product of the combustion process associated with power generation, have been finalized by the Texas Commission on Environmental Quality (TCEQ). These TCEQ standards, as well as provisions of the Texas electric restructuring law, require substantial reductions in NOx emissions from electric generating units. Texas Genco is currently installing cost-effective controls at its generating plants to comply with these requirements. As of December 31, 2003, Texas Genco has invested $664 million for NOx emissions controls and is planning to make expenditures of $131 million for the remainder of 2004 through 2007. Further revisions to these NOx standards may result from the TCEQ's future rules, expected by 2007, implementing more stringent federal eight-hour ozone standards.

     In 1998, the United States became a signatory to the United Nations Framework Convention on Climate Change (Kyoto Protocol). The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. In 2002, President Bush withdrew the United States' support for the Kyoto Protocol while endorsing voluntary greenhouse gas reduction measures. Congress has also explored a number of other alternatives for regulating domestic greenhouse gas emissions. If the country re-enters and the United States Senate ultimately ratifies the Kyoto Protocol and/or if the United States Congress adopts other measures for the control of greenhouse gases, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired electric generating facilities, including those belonging to Texas Genco.

     In July 2002, the White House sent to the United States Congress a Bill proposing the Clear Skies Act, which is designed to achieve long-term reductions of multiple pollutants produced from fossil fuel-fired power plants. If enacted, the Clear Skies Act would target reductions averaging 70% for sulfur dioxide (SO(2)), NOx and mercury emissions and would create a gradually imposed market-based compliance program that would come into effect initially in 2008 with full compliance required by 2018. Fossil fuel-fired power plants owned by companies such as Texas Genco would be affected by the adoption of this program, or other legislation currently pending in Congress addressing similar issues. To comply with such programs, we and other regulated entities could pursue a variety of strategies, including the installation of pollution controls, purchase of emission allowances, or the curtailment of operations. To date, Congress has taken little action to enact the Clear Skies Act.

     In response to Congressional inaction on the proposed Clear Skies Act, the Environmental Protection Agency (EPA) in December 2003 proposed the Interstate Air Quality Rule, which would require reductions in NOx and SO(2) similar to those found in the Clear Skies Act. However, in contrast to the Clear Skies Act, the Interstate Air Quality Rule affects emissions in 29 states in the eastern U.S., including Texas. As with the Clear Skies Act, emissions are reduced in two phases, and the reduction targets are similar, but are effective in 2010 and 2015 for both NOx and SO(2). EPA has announced an intent to finalize these rules in late 2004 or early 2005.

     In December 2003, EPA proposed two alternatives for regulating emissions of mercury from coal-fired power plants in the U.S. A final rulemaking is scheduled to be adopted in December 2004. Under the first option, the EPA would set Maximum Achievable Control Technology (MACT) standards under Section 112 of the Clean Air Act, which would require mercury reductions on a facility-by-facility basis regardless of cost. The MACT standard requires reductions to be achieved by 2008, although it is possible that this compliance date will be delayed. The second option would regulate coal-fired power plants under Section 111 of the Clean

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Air Act. Under this option, similar mercury reductions would be achieved on a national scale through a cap-and-trade program, allowing reductions to be made at the most economical locations, and not requiring reductions on a facility-by-facility basis. The MACT standard would require a reduction of about 30% from coal-fired facilities, which will require the installation of control equipment. The cap-and-trade rule would require deeper reductions, but may be more economical because it allows trading of emissions among facilities. The mercury cap-and-trade rule would be accomplished in two phases, in 2010 and 2015, with reduction levels set at approximately 50% and 70%, respectively. The cost of complying with the final rules is not yet known but is likely to be material.

     In addition to mercury control from coal-fired boilers, the MACT rule, if adopted, would require the control of nickel emissions from oil-fired facilities. At this point, the impact of this proposal is uncertain, but is not expected to significantly affect our operations.

     The EPA has also issued MACT standards for sources other than boilers used for power generation. The MACT rule for combustion turbines was issued in August 2003 and there is no impact on our existing facilities. The MACT rulemaking for engines and industrial boilers was issued in February 2004. These rules are not expected to have a significant impact on Texas Genco's operations.

WATER

     On February 16, 2004, the EPA signed final rules under Section 316(b) of the Clean Water Act relating to the design and operation of existing cooling water intake structures. The requirements to achieve compliance with this rule are subject to various factors, including the results of anticipated litigation, but we currently do not expect any capital expenditures required for compliance to be material.

     The EPA and State of Texas periodically modify water quality standards and, where necessary, initiate total maximum daily load allocations for water-bodies not meeting those standards. Such actions could cause our facilities to incur significant costs to comply with revised discharge permit limitations.

NUCLEAR WASTE

     Under the U.S. Nuclear Waste Policy Act of 1982, the federal government was to create a federal repository for spent nuclear fuel produced by nuclear plants like the South Texas Project. Also pursuant to that legislation a special assessment has been imposed on those nuclear plants to pay for the facility. Consistent with the Act, owners of nuclear facilities, including Texas Genco and the other owners of the South Texas Project, entered into contracts setting out the obligations of the owners and U.S. Department of Energy (DOE). Since 1998, DOE has been in default on its obligations to begin moving spent nuclear fuel from reactors to the federal repository (which still is not completed). On January 28, 2004, Texas Genco and the other owners of the South Texas Project, along with owners of other nuclear plants, filed a breach of contract suit against DOE in order to protect against the running of a statute of limitations.

LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATION

     Asbestos and Other. As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

     We have been named, along with numerous others, as a defendant in a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been third party workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us.

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We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit.

     Hydrocarbon Contamination. CERC Corp. and certain of its subsidiaries are among some of the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of CERC Corp. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution.

     Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. The Company is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in these matters.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory, two of which CERC believes were neither owned nor operated by CERC, and for which CERC believes it has no liability.

     At December 31, 2003, CERC had accrued $19 million for remediation of certain Minnesota sites. At December 31, 2003, the estimated range of possible remediation costs for these sites was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has utilized an environmental expense tracker mechanism in its rates in Minnesota to recover estimated costs in excess of insurance recovery. CERC has collected or accrued $12.5 million as of December 31, 2003 to be used for environmental remediation.

     CERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. CERC has been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of CERC or its divisions. We are investigating details regarding these sites and the range of environmental expenditures for potential remediation. Based on current information, we have not been able to quantify a range of environmental expenditures for such sites.

     Mercury Contamination. Our pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by us at some sites in the past, and we have conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on our experience and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, we believe that the costs of any remediation of these sites will not be material to our financial condition, results of operations or cash flows.

     Other Environmental. From time to time, we have received notices from regulatory authorities or others regarding our status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. Although their ultimate outcome cannot be predicted at this time, we do not

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believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.



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                                  RISK FACTORS

             PRINCIPAL RISK FACTORS ASSOCIATED WITH OUR BUSINESSES

RISK FACTORS AFFECTING OUR ELECTRIC TRANSMISSION & DISTRIBUTION BUSINESS

  CENTERPOINT HOUSTON MAY NOT BE SUCCESSFUL IN RECOVERING THE FULL VALUE OF ITS TRUE-UP COMPONENTS.

     CenterPoint Houston expects to make a filing on March 31, 2004 in a true-up proceeding provided for by the Texas electric restructuring law. The purpose of this proceeding will be to quantify and reconcile the following costs or true-up components:

     - "stranded costs," which consist of the positive excess of the regulatory net book value of generation assets, as defined, over the market value of the assets;

     - the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period;

     - the Texas jurisdictional amount reported by the previously vertically integrated electric utilities as generation-related regulatory assets and liabilities (offset and adjusted by specified amounts) in their audited financial statements for 1998;

     - final fuel over- or under-recovery; less

     - "price to beat" clawback components.

     CenterPoint Houston will be required to establish and support the amounts it seeks to recover in the 2004 True-Up Proceeding. CenterPoint Houston expects these amounts to be substantial. Third parties will have the opportunity and are expected to challenge CenterPoint Houston's calculation of these amounts. To the extent recovery of a portion of these amounts is denied or if we agree to forego recovery of a portion of the request under a settlement agreement, CenterPoint Houston would be unable to recover those amounts in the future. Additionally, in October 2003, a group of intervenors filed a petition asking the Texas Utility Commission to open a rulemaking proceeding and reconsider certain aspects of its true-up rules. In November 2003, the Texas Utility Commission voted to deny the petition. Despite the denial of the petition, we expect that issues could be raised in the 2004 True-Up Proceeding regarding our compliance with the Texas Utility Commission's rules regarding ECOM recovery, including whether Texas Genco has auctioned all capacity it is required to auction in view of the fact that some capacity has failed to sell in the state-mandated auctions. We believe Texas Genco has complied with the requirements under the applicable rules, including re-offering the unsold capacity in subsequent auctions. If events were to occur during the 2004 True-Up Proceeding that made the recovery of the ECOM true-up regulatory asset no longer probable, we would write off the unrecoverable balance of such asset as a charge against earnings.

     In the event CenterPoint Houston has not begun to recover the amounts established in the 2004 True-Up Proceeding prior to its $1.3 billion term loan maturity date in November 2005, CenterPoint Houston's ability to repay or refinance this term loan may be adversely affected.

     The Texas Utility Commission's ruling that the 2004 True-Up Proceeding filing will be made on March 31, 2004 means that the calculation of the market value of a share of Texas Genco common stock for purposes of the Texas Utility Commission's stranded cost determination will be based on market prices during the 120 trading days ending on March 30, 2004 plus a control premium, if any, up to a maximum of 10%. If Texas Genco is sold to a third party at a lower price than the market value used by the Texas Utility Commission, CenterPoint Houston would be unable to recover the difference.

  CENTERPOINT HOUSTON'S RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS.

     CenterPoint Houston's receivables from the distribution of electricity are collected from retail electric providers that supply the electricity CenterPoint Houston distributes to their customers. Currently, CenterPoint Houston does business with approximately 43 retail electric providers. Adverse economic
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conditions, structural problems in the new ERCOT market or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for CenterPoint Houston's services or could cause them to delay such payments. CenterPoint Houston depends on these retail electric providers to remit payments on a timely basis. Any delay or default in payment could adversely affect CenterPoint Houston's cash flows, financial condition and results of operations. Reliant Resources, through its subsidiaries, is CenterPoint Houston's largest customer. Approximately 70% of CenterPoint Houston's $83 million in billed receivables from retail electric providers at December 31, 2003 was owed by subsidiaries of Reliant Resources. Pursuant to the Texas electric restructuring law, Reliant Resources will be obligated to make a "price to beat" clawback payment to CenterPoint Houston in 2004 which is currently estimated by Reliant Resources to be $175 million. CenterPoint Houston's financial condition may be adversely affected if Reliant Resources is unable to meet these obligations.

  RATE REGULATION OF CENTERPOINT HOUSTON'S BUSINESS MAY DELAY OR DENY CENTERPOINT HOUSTON'S FULL RECOVERY OF ITS COSTS.

     CenterPoint Houston's rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of its invested capital and its expenses incurred in a test year. Thus, the rates that CenterPoint Houston is allowed to charge may not match its expenses at any given time. While rate regulation in Texas is premised on providing a reasonable opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on its invested capital, there can be no assurance that the Texas Utility Commission will judge all of CenterPoint Houston's costs to be reasonable or necessary or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of CenterPoint Houston's costs.

  DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT CENTERPOINT HOUSTON'S SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

     CenterPoint Houston depends on power generation facilities owned by third parties to provide retail electric providers with electric power which it transmits and distributes to customers of the retail electric providers. CenterPoint Houston does not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, CenterPoint Houston's services may be interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

  CENTERPOINT HOUSTON'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A portion of CenterPoint Houston's revenues is derived from rates that it collects from each retail electric provider based on the amount of electricity it distributes on behalf of such retail electric provider. Thus, CenterPoint Houston's revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

RISK FACTORS AFFECTING OUR ELECTRIC GENERATION BUSINESS

  TEXAS GENCO'S REVENUES AND RESULTS OF OPERATIONS ARE IMPACTED BY MARKET RISKS THAT ARE BEYOND ITS CONTROL.

     Texas Genco sells electric generation capacity, energy and ancillary services in the ERCOT market. The ERCOT market consists of the majority of the population centers in Texas and represents approximately 85% of the demand for power in the state. Under the Texas electric restructuring law, Texas Genco and other power generators in Texas are not subject to traditional cost-based regulation and, therefore, may sell electric generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. As a result, Texas Genco is not guaranteed any rate of return on its capital investments through mandated rates, and its revenues and results of operations depend, in large part, upon prevailing market prices for electricity in the ERCOT market. Market prices for electricity, generation capacity, energy and ancillary services may fluctuate substantially. Texas Genco's gross margins are primarily derived from the sale of capacity entitlements associated with its large, solid fuel base-load generating units, including its coal and lignite fueled generating stations and its interest in the South Texas Project nuclear generating station. The gross margins generated from payments associated with the capacity of these units are directly impacted by natural gas prices. Since the fuel costs for Texas Genco's base-load units are largely fixed under long-term contracts, they are generally not subject to significant daily and monthly fluctuations. However, the market price for power in the ERCOT market is directly affected by the price of natural gas. Because natural gas is the marginal fuel for facilities serving the ERCOT market during most hours, its price has a significant influence on the price of electric power. As a result, the price customers are willing to pay for entitlements to Texas Genco's solid fuel-fired base-load capacity generally rises and falls with natural gas prices.

     Market prices in the ERCOT market may also fluctuate substantially due to other factors. Such fluctuations may occur over relatively short periods of time. Volatility in market prices may result from:

     - oversupply or undersupply of generation capacity,

     - power transmission or fuel transportation constraints or inefficiencies,

     - weather conditions,

     - seasonality,

     - availability and market prices for natural gas, crude oil and refined products, coal, enriched uranium and uranium fuels,

     - changes in electricity usage,

     - additional supplies of electricity from existing competitors or new market entrants as a result of the development of new generation facilities or additional transmission capacity,

     - illiquidity in the ERCOT market,

     - availability of competitively priced alternative energy sources,

     - natural disasters, wars, embargoes, terrorist attacks and other catastrophic events, and

     - federal and state energy and environmental regulation and legislation.

  THERE IS CURRENTLY A SURPLUS OF GENERATING CAPACITY IN THE ERCOT MARKET AND WE EXPECT THE MARKET FOR WHOLESALE POWER TO BE HIGHLY COMPETITIVE.

     The amount by which power generating capacity exceeds peak demand (reserve margin) in the ERCOT market has exceeded 30% since 2001, and the Texas Utility Commission and the ERCOT Independent System Operator (ISO) have forecasted the reserve margin for 2004 to continue to exceed 30%. The commencement of commercial operation of new power generation facilities in the ERCOT market has increased and will continue to increase the competitiveness of the wholesale power market, which could have a material adverse effect on Texas Genco's results of operations, financial condition, cash flows and the market value of Texas Genco's assets.

     Texas Genco's competitors include generation companies affiliated with Texas-based utilities, independent power producers, municipal and co-operative generators and wholesale power marketers. The unbundling of vertically integrated utilities into separate generation, transmission and distribution, and retail businesses pursuant to the Texas electric restructuring law could result in a significant number of additional competitors participating in the ERCOT market. Some of Texas Genco's competitors may have greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, greater potential for profitability from ancillary services, and greater flexibility in the timing of their sale of generating capacity and ancillary services than Texas Genco does.

  TEXAS GENCO IS SUBJECT TO OPERATIONAL AND MARKET RISKS ASSOCIATED WITH ITS CAPACITY AUCTIONS.

     Texas Genco has sold entitlements to a significant portion of its available 2004 and 2005 generating capacity in its capacity auctions held to date. Although Texas Genco's obligation to conduct contractually-mandated auctions terminated in January 2004, it currently remains obligated to sell 15% of its installed generation capacity and related ancillary services pursuant to state-mandated auctions and it expects to conduct future capacity auctions with respect to all or part of its remaining capacity from time to time. In these auctions, Texas Genco sold firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. Although Texas Genco has reserved a portion of its aggregate net generation capacity from its capacity auctions for planned or forced outages at its facilities, unanticipated plant outages or other problems with its generation facilities could result in its firm capacity and ancillary services commitments exceeding its available generation capacity. As a result, an unexpected outage at one of Texas Genco's lower-cost facilities could require it to run one of its higher-cost plants or obtain replacement power from third parties in the open market in order to satisfy its obligations even though the energy payments for the dispatched power are based on the cost of its lower-cost facilities.

  THE OPERATION OF TEXAS GENCO'S POWER GENERATION FACILITIES INVOLVES RISKS THAT COULD ADVERSELY AFFECT ITS REVENUES, COSTS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Texas Genco is subject to various risks associated with operating its power generation facilities, any of which could adversely affect its revenues, costs, results of operations, financial condition and cash flows. These risks include:

     - operating performance below expected levels of output or efficiency,

     - breakdown or failure of equipment or processes,

     - disruptions in the transmission of electricity,

     - shortages of equipment, material or labor,

     - labor disputes,

     - fuel supply interruptions,

     - limitations that may be imposed by regulatory requirements, including, among others, environmental standards,

     - limitations imposed by the ERCOT ISO,

     - violations of permit limitations,

     - operator error, and

     - catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

     A significant portion of Texas Genco's facilities were constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in increased costs of operations and reduced earnings.

     In December 2003, one of the three auxiliary standby diesel generators for Unit 2 at the South Texas Project failed during a routine test. The NRC allowed continued operation of Unit 2 while repairs to the generator were made. Repairs are expected to be completed before the end of a scheduled refueling outage on the unit in the spring of 2004. Should Unit 2 experience an unplanned shutdown prior to its scheduled outage, there is a risk that the NRC would not permit restarting the unit until the diesel generator was fully repaired. Texas Genco's share of the ultimate cost of repairs to the diesel generator is estimated to be approximately $5 million and is expected to be substantially covered by insurance.

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

  TEXAS GENCO RELIES ON POWER TRANSMISSION FACILITIES THAT IT DOES NOT OWN OR CONTROL AND THAT ARE SUBJECT TO TRANSMISSION CONSTRAINTS WITHIN THE ERCOT MARKET. IF THESE FACILITIES FAIL TO PROVIDE TEXAS GENCO WITH ADEQUATE TRANSMISSION CAPACITY, IT MAY NOT BE ABLE TO DELIVER WHOLESALE ELECTRIC POWER TO ITS CUSTOMERS AND IT MAY INCUR ADDITIONAL COSTS.

     Texas Genco depends on transmission and distribution facilities owned and operated by CenterPoint Houston and by others to deliver the wholesale electric power it sells from its power generation facilities to its customers, who in turn deliver power to the end users. If transmission is disrupted, or if transmission capacity infrastructure is inadequate, Texas Genco's ability to sell and deliver wholesale electric energy may be adversely impacted.

     The single control area of the ERCOT market for 2004 is organized into five congestion zones. Transmission congestion between the zones could impair Texas Genco's ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting Texas Genco's efforts to match its facility scheduled outputs with its customer scheduled requirements. In addition, power generators participating in the ERCOT market could be liable for congestion costs associated with transferring power between zones.

  TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED BY A DISRUPTION OF ITS FUEL SUPPLIES.

     Texas Genco relies primarily on natural gas, coal, lignite and uranium to fuel its generation facilities. Texas Genco purchases its fuel from a number of different suppliers under long-term contracts and on the spot market. Texas Genco sells firm entitlements to capacity and ancillary services. Therefore, any disruption in the delivery of fuel could prevent Texas Genco from operating its facilities, or force Texas Genco to enter into alternative arrangements at higher than prevailing market prices, to meet its auction commitments, which could adversely affect its results of operations, financial condition and cash flows.

  TO DATE, TEXAS GENCO HAS SOLD A SUBSTANTIAL PORTION OF ITS CAPACITY ENTITLEMENTS TO SUBSIDIARIES OF RELIANT RESOURCES. ACCORDINGLY, TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY AFFECTED IF RELIANT RESOURCES CEASES TO BE A MAJOR CUSTOMER OR FAILS TO MEET ITS OBLIGATIONS.

     By participating in Texas Genco's contractually-mandated auctions, subsidiaries of Reliant Resources have purchased entitlements to 79% of Texas Genco's sold 2004 capacity and 68% of Texas Genco's sold 2005 capacity. Reliant Resources has made these purchases either through the exercise of its contractual rights to purchase 50% of the entitlements Texas Genco auctioned in its prior contractually-mandated auctions or through the submission of bids. In the event Reliant Resources ceases to be a major customer or fails to meet its obligations to Texas Genco, Texas Genco's results of operations, financial condition and cash flows could be adversely affected. As of December 31, 2003, Reliant Resources' securities ratings are below investment grade. Texas Genco has been granted a security interest in accounts receivable and/or securitization notes associated with the accounts receivable of certain subsidiaries of Reliant Resources to secure up to $250 million in purchase obligations.

  TEXAS GENCO MAY INCUR SUBSTANTIAL COSTS AND LIABILITIES AS A RESULT OF ITS OWNERSHIP OF NUCLEAR FACILITIES.

     Texas Genco owns a 30.8% interest in the South Texas Project, a nuclear powered generation facility. As a result, Texas Genco is subject to risks associated with the ownership and operation of nuclear facilities. These risks include:

     - liability associated with the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials,

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations, and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident were to occur, it could have a material adverse effect on Texas Genco's results of operations, financial condition and cash flows.

  TEXAS GENCO'S OPERATIONS ARE SUBJECT TO EXTENSIVE REGULATION, INCLUDING ENVIRONMENTAL REGULATION. IF TEXAS GENCO FAILS TO COMPLY WITH APPLICABLE REGULATIONS OR TO OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, IT MAY BE SUBJECT TO CIVIL, ADMINISTRATIVE AND/OR CRIMINAL PENALTIES THAT COULD ADVERSELY IMPACT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Texas Genco's operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. These facilities are subject to regulation by the Texas Utility Commission regarding non-rate matters. Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to Texas Genco or any of its generation facilities or future changes in laws and regulations may have a detrimental effect on its business.

     Operation of the South Texas Project is subject to regulation by the NRC. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.

     Water for certain of Texas Genco's facilities is obtained from public water authorities. New or revised interpretations of existing agreements by those authorities or changes in price or availability of water may have a detrimental effect on Texas Genco's business.

     Texas Genco's business is subject to extensive environmental regulation by federal, state and local authorities. Texas Genco is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating its facilities. Texas Genco may incur significant additional costs to comply with these requirements. If Texas Genco fails to comply with these requirements or with any other regulatory requirements that apply to its operations, it could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail its operations. These liabilities or actions could adversely impact its results of operations, financial condition and cash flows.

     Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Texas Genco or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events were to occur, Texas Genco's business, results of operations, financial condition and cash flows could be adversely affected.

     Texas Genco may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Texas Genco fails to obtain and comply with them, it may not be able to operate its facilities or it may be required to incur additional costs. Texas Genco is generally responsible for all on-site liabilities associated with the environmental condition of its power generation facilities, regardless of when the liabilities arose and whether the liabilities are known or unknown. These liabilities may be substantial.

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

  TEXAS GENCO'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     The demand for power in the ERCOT market is seasonal, with higher demand occurring during the warmer months. Accordingly, Texas Genco's customers are generally willing to pay higher prices for entitlements to Texas Genco's capacity during warmer months. As a result, Texas Genco's revenues and results of operations are subject to seasonality, with revenues being higher during the warmer months.

RISK FACTORS AFFECTING OUR NATURAL GAS DISTRIBUTION AND PIPELINES AND GATHERING BUSINESSES

  RATE REGULATION OF CERC'S BUSINESS MAY DELAY OR DENY CERC'S FULL RECOVERY OF ITS COSTS.

     CERC's rates for natural gas distribution are regulated by certain municipalities and state commissions based on an analysis of its invested capital and its expenses incurred in a test year. Thus, the rates that CERC is allowed to charge may not match its expenses at any given time. While rate regulation is, generally, premised on providing a reasonable opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on invested capital, there can be no assurance that the municipalities and state commissions will judge all of CERC's costs to be reasonable or necessary or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of CERC's costs.

  CERC'S BUSINESSES MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES, AND ITS PIPELINES AND GATHERING BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION AND STORAGE OF NATURAL GAS.

     CERC competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with CERC for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by CERC as a result of competition may have an adverse impact on CERC's results of operations, financial condition and cash flows.

     CERC's two interstate pipelines and its gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of CERC's competitors could lead to lower prices, which may have an adverse impact on CERC's results of operations, financial condition and cash flows.

  CERC'S NATURAL GAS DISTRIBUTION BUSINESS IS SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS.

     CERC is subject to risk associated with price movements of natural gas. Movements in natural gas prices might affect CERC's ability to collect balances due from its customers and could create the potential for uncollectible accounts expense to exceed the recoverable levels built into CERC's tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumption in CERC's service territory. Additionally, increasing gas prices could create the need for CERC to provide collateral in order to purchase gas.

  CERC MAY INCUR CARRYING COSTS ASSOCIATED WITH PASSING THROUGH CHANGES IN THE COSTS OF NATURAL GAS.

     Generally, the regulations of the states in which CERC operates allow it to pass through changes in the costs of natural gas to its customers through purchased gas adjustment provisions in the applicable tariffs. There is, however, a timing difference between its purchases of natural gas and the ultimate recovery of these costs. Consequently, CERC may incur carrying costs as a result of this timing difference that are not recoverable from its customers. The failure to recover those additional carrying costs may have an adverse effect on CERC's results of operations, financial condition and cash flows.

  IF CERC WERE TO FAIL TO EXTEND CONTRACTS WITH TWO OF ITS SIGNIFICANT PIPELINE CUSTOMERS, THERE COULD BE AN ADVERSE IMPACT ON ITS OPERATIONS.

     Contracts with two of our significant pipeline customers, CenterPoint Energy Arkla and Laclede Gas Company, are currently scheduled to expire in 2005 and 2007, respectively. To the extent the pipelines are unable to extend these contracts or the contracts are renegotiated at rates substantially different than the rates provided in the current contracts, there could be an adverse effect on CERC's results of operations, financial condition and cash flows.

  CERC'S INTERSTATE PIPELINES' REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

     CERC's interstate pipelines largely rely on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on CERC's results of operations, financial condition and cash flows.

  CERC'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A substantial portion of CERC's revenues are derived from natural gas sales and transportation. Thus, CERC's revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

RISK FACTORS ASSOCIATED WITH OUR CONSOLIDATED FINANCIAL CONDITION

  IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO FUND FUTURE CAPITAL EXPENDITURES AND REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

     As of December 31, 2003, we had $11.0 billion of outstanding indebtedness on a consolidated basis. Approximately $3.5 billion principal amount of this debt must be paid through 2006, excluding principal repayments of approximately $142 million on transition bonds. In addition, the capital constraints and other factors currently impacting our businesses may require our future indebtedness to include terms that are more restrictive or burdensome than those of our current indebtedness. These terms may negatively impact our ability to operate our business, adversely affect our financial condition and results of operations or severely restrict or prohibit distributions from our subsidiaries. The success of our future financing efforts may depend, at least in part, on:

     - our ability to recover the true-up components and to monetize our investment in Texas Genco;

     - general economic and capital market conditions;

     - credit availability from financial institutions and other lenders;

     - investor confidence in us and the market in which we operate;

     - maintenance of acceptable credit ratings;

     - market expectations regarding our future earnings and probable cash flows;

     - market perceptions of our ability to access capital markets on reasonable terms;

     - our exposure to Reliant Resources in connection with its indemnification obligations arising in connection with its separation from us;

     - provisions of relevant tax and securities laws; and

     - our ability to obtain approval of specific financing transactions under the 1935 Act.

     Our capital structure and liquidity will be significantly impacted in the 2004/2005 period by our ability to recover the true-up components through the regulatory process beginning in March 2004. To the extent our recovery is denied or materially reduced, our liquidity and financial condition will be materially adversely affected.

     As of March 1, 2004, our CenterPoint Houston subsidiary has $3.2 billion principal amount of general mortgage bonds outstanding and $382 million of first mortgage bonds outstanding. It may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Although approximately $400 million of additional first mortgage bonds and general mortgage bonds could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2003, CenterPoint Houston has agreed under the $1.3 billion collateralized term loan maturing in 2005 to not issue, subject to certain exceptions, more than $200 million of incremental secured or unsecured debt. In addition, CenterPoint Houston is contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds.

     Our current credit ratings are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of Part II of this report. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

  AS A HOLDING COMPANY WITH NO OPERATIONS OF OUR OWN, WE WILL DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES TO MEET OUR PAYMENT OBLIGATIONS, AND PROVISIONS OF APPLICABLE LAW OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF THOSE DISTRIBUTIONS.

     We derive substantially all our operating income from, and hold substantially all our assets through, our subsidiaries. As a result, we will depend on distributions from our subsidiaries in order to meet our payment obligations. In general, these subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends and those under the 1935 Act, limit their ability to make payments or other distributions to us, and they could agree to contractual restrictions on their ability to make distributions.

     Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

  AN INCREASE IN SHORT-TERM INTEREST RATES COULD ADVERSELY AFFECT OUR CASH
  FLOWS.

     As of December 31, 2003, we had $2.8 billion of outstanding floating-rate debt owed to third parties. The interest rate spreads on such debt are substantially above our historical interest rate spreads. In addition, any floating-rate debt issued by us in the future could be at interest rates substantially above our historical borrowing rates. While we may seek to use interest rate swaps in order to hedge portions of our floating-rate debt, we may not be successful in obtaining hedges on acceptable terms. An increase in short-term interest rates could result in higher interest costs and could adversely affect our results of operations, financial condition and cash flows.

                                  OTHER RISKS

  WE AND CENTERPOINT HOUSTON COULD INCUR LIABILITIES ASSOCIATED WITH BUSINESSES AND ASSETS THAT WE HAVE TRANSFERRED TO OTHERS.

     Under some circumstances, we and CenterPoint Houston could incur liabilities associated with assets and businesses we and CenterPoint Houston no longer own. These assets and businesses were previously owned by Reliant Energy directly or through subsidiaries and include:

     - those transferred to Reliant Resources or its subsidiaries in connection with the organization and capitalization of Reliant Resources prior to its initial public offering in 2001,

     - those transferred to Texas Genco in connection with its organization and capitalization, and

     - those transferred to us and CenterPoint Houston in connection with the August 2002 restructuring of Reliant Energy.

     In connection with the organization and capitalization of Reliant Resources, Reliant Resources and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. Reliant Resources also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. The indemnity provisions were intended to place sole financial responsibility on Reliant Resources and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Reliant Resources, regardless of the time those liabilities arose. If Reliant Resources is unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy has not been released from the liability in connection with the transfer, we or CenterPoint Houston could be responsible for satisfying the liability.

     Reliant Resources reported in its Annual Report on Form 10-K for the year ended December 31, 2003 that as of December 31, 2003 it had $6.1 billion of total debt and its unsecured debt ratings are currently below investment grade. If Reliant Resources were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event Reliant Resources might not honor its indemnification obligations and claims by Reliant Resources' creditors might be made against us as its former owner.

     Reliant Energy and Reliant Resources are named as defendants in a number of lawsuits arising out of power sales in California and other West Coast markets and financial reporting matters. Although these matters relate to the business and operations of Reliant Resources, claims against Reliant Energy have been made on grounds that include the effect of Reliant Resources' financial results on Reliant Energy's historical financial statements and liability of Reliant Energy as a controlling shareholder of Reliant Resources. We or CenterPoint Houston could incur liability if claims in one or more of these lawsuits were successfully asserted against us or CenterPoint Houston and indemnification from Reliant Resources were determined to be unavailable or if Reliant Resources were unable to satisfy indemnification obligations owed with respect to those claims.

     In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were held by CenterPoint Houston and CenterPoint Houston was not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. If Texas Genco were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, CenterPoint Houston could be responsible for satisfying the liability.

  WE MAY NOT BE ABLE TO MONETIZE TEXAS GENCO ON TERMS WE FIND ACCEPTABLE.

     On January 23, 2004, Reliant Resources announced that it would not exercise its option to purchase the common stock of Texas Genco that we own. We will continue to operate Texas Genco's facilities and are pursuing an alternative strategy to monetize Texas Genco, and we have engaged a financial advisor to assist us in that pursuit. We may not be able to monetize our interest in Texas Genco under any alternative strategy on terms we find acceptable. In addition, delays in monetization may increase the risk that the value of the ownership interest used in the stranded cost determination, which is to be based on market prices for Texas Genco common stock during the 120 trading days ending on March 30, 2004, will be higher than the proceeds received in the monetization process.

  WE, TOGETHER WITH OUR SUBSIDIARIES, EXCLUDING TEXAS GENCO, ARE SUBJECT TO REGULATION UNDER THE 1935 ACT. THE 1935 ACT AND RELATED RULES AND REGULATIONS IMPOSE A NUMBER OF RESTRICTIONS ON OUR ACTIVITIES.

     We and our subsidiaries, excluding Texas Genco, are subject to regulation by the SEC under the 1935 Act. The 1935 Act, among other things, limits the ability of a holding company and its regulated subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliate transactions.

     We received an order from the SEC under the 1935 Act on June 30, 2003 relating to our financing activities, which is effective until June 30, 2005. We must seek a new order before the expiration date. Although authorized levels of financing, together with current levels of liquidity, are believed to be adequate during the period the order is effective, unforeseen events could result in capital needs in excess of authorized amounts, necessitating further authorization from the SEC. Approval of filings under the 1935 Act can take extended periods.

     If as a result of the 2004 True-Up Proceeding or any other event we are required to take a charge against our net income, our current earnings could be reduced below the level which would enable us to pay the quarterly dividend on our common stock under our current SEC financing order. We expect to file an application with the SEC under the 1935 Act requesting an order authorizing us, in the event that we are required to take such a charge against our net income, to pay quarterly dividends out of capital or unearned surplus.

     In addition, we would be required under the 1935 Act to obtain approval from the SEC to issue and sell securities for purposes of funding Texas Genco's operations or to guarantee a security of Texas Genco, except in emergency situations (in which we could provide funding pursuant to applicable SEC rules). Our failure to obtain approvals under the 1935 Act in a timely manner could adversely affect our and our subsidiaries' results of operations, financial condition and cash flows.

     The United States Congress is currently considering legislation that has a provision that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

  OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our facilities will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

     Texas Genco and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. Under the federal Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.6 billion as of December 31, 2003. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks. All potential losses or liabilities associated with the South Texas Project may not be insurable, and the amount of insurance may not be sufficient to cover them.

     In common with other companies in its line of business that serve coastal regions, CenterPoint Houston does not have insurance covering its transmission and distribution system because CenterPoint Houston believes it to be cost prohibitive. If CenterPoint Houston were to sustain any loss of or damage to its transmission and distribution properties, it would be entitled to seek to recover such loss or damage through a change in its regulated rates, although there is no assurance that CenterPoint Houston ultimately would obtain any such rate recovery or that any such rate recovery would be timely granted. Therefore, we cannot assure you that CenterPoint Houston will be able to restore any loss of or damage to any of its transmission and distribution properties without negative impact on its results of operations, financial condition and cash flows.

ITEM 3.  LEGAL PROCEEDINGS

     For a brief description of certain legal and regulatory proceedings affecting us, please read "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 4 and 12 to our consolidated financial statements, which information is incorporated herein by reference.

     In addition to the matters incorporated herein by reference, the following matters that we previously reported have been resolved:

     In August and October 2003, class action lawsuits were filed against CenterPoint Houston and Reliant Energy Services in federal court in New York on behalf of purchasers of natural gas futures contracts on the New York Mercantile Exchange. A third, similar class action was filed in the same court in November 2003. The complaints alleged that the defendants manipulated the price of natural gas through their gas trading activities and price reporting practices in violation of the Commodity Exchange Act during the period January 1, 2000 through December 31, 2002. The plaintiffs sought damages based on the effect of such alleged manipulation on the value of the gas futures contracts they bought or sold. In January 2004, the plaintiffs voluntarily dismissed CenterPoint Houston from these lawsuits.

     During 2003, we and Texas Genco were engaged in a dispute with Northwestern Resources Co. (NWR), the supplier of fuel to the Limestone electric generation facility, over the terms and pricing at which NWR supplies fuel to that facility under a 1999 settlement agreement between the parties and under ancillary obligations. Both sides to the dispute initiated lawsuits, but in January 2004, NWR and Texas Genco reached a settlement under which they agreed to dismiss those lawsuits and under which NWR would continue to provide certain quantities of lignite at specified prices during the period from 2004 through 2007, after which time the pricing would revert to pricing provided for under the 1999 settlement.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on or be affected by numerous factors including:

     - the timing and outcome of the regulatory process leading to the determination and recovery of the true-up components and the securitization of these amounts;

     - the timing and results of the monetization of our interest in Texas
       Genco;

     - state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business and actions with respect to:

      - allowed rates of return;

      - rate structures;

      - recovery of investments; and

      - operation and construction of facilities;

     - termination of accruals of ECOM true-up after 2003;

     - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

     - the timing and extent of changes in commodity prices, particularly natural gas;

     - changes in interest rates or rates of inflation;

     - weather variations and other natural phenomena;

     - the timing and extent of changes in the supply of natural gas;

     - commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

     - actions by rating agencies;

     - inability of various counterparties to meet their obligations to us;

     - non-payment for our services due to financial distress of our customers, including Reliant Resources;

     - the outcome of the pending securities lawsuits against us, Reliant Energy and Reliant Resources;

     - the ability of Reliant Resources to satisfy its obligations to us, including indemnity obligations and obligations to pay the "price to beat" clawback; and

     - other factors discussed in Item 1 of this report under "Risk Factors."

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (d) LONG-LIVED ASSETS AND INTANGIBLES

     The Company records property, plant and equipment at historical cost. The Company expenses repair and maintenance costs as incurred. Property, plant and equipment includes the following:

                                                                          DECEMBER 31,
                                                     ESTIMATED USEFUL   -----------------
                                                      LIVES (YEARS)      2002      2003
                                                     ----------------   -------   -------
                                                                          (IN MILLIONS)
Electric transmission & distribution...............        5-75         $ 5,960   $ 6,085
Electric generation................................        5-60           9,610     9,436
Natural gas distribution...........................        5-50           2,151     2,316
Pipelines and gathering............................        5-75           1,686     1,722
Other property.....................................        3-40             446       446
                                                                        -------   -------
  Total............................................                      19,853    20,005
Accumulated depreciation and amortization..........                      (7,738)   (8,194)
                                                                        -------   -------
     Property, plant and equipment, net............                     $12,115   $11,811
                                                                        =======   =======

     For further information regarding removal costs previously recorded as a component of accumulated depreciation, see Note 2(n).

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which provides that goodwill and certain intangibles with indefinite lives will not be amortized into results of operations, but instead will be reviewed periodically for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles with indefinite lives is more than its fair value. On January 1, 2002, the Company adopted the provisions of the statement that apply to goodwill and intangible assets acquired prior to June 30, 2001.

     With the adoption of SFAS No. 142, the Company ceased amortization of goodwill as of January 1, 2002. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows (in millions, except per share amounts):

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
Reported income from continuing operations before cumulative
  effect of accounting change...............................      $ 499
Add: Goodwill amortization, net of tax......................         49
                                                                  -----
Adjusted income from continuing operations before cumulative
  effect of accounting change...............................      $ 548
                                                                  =====
Basic Earnings Per Share:
Reported income from continuing operations before cumulative
  effect of accounting change...............................      $1.72
Add: Goodwill amortization, net of tax......................       0.17
                                                                  -----
Adjusted income from continuing operations before cumulative
  effect of accounting change...............................      $1.89
                                                                  =====
Diluted Earnings Per Share:
Reported income from continuing operations before cumulative
  effect of accounting change...............................      $1.71
Add: Goodwill amortization, net of tax......................       0.17
                                                                  -----
Adjusted income from continuing operations before cumulative
  effect of accounting change...............................      $1.88
                                                                  =====

     The components of the Company's other intangible assets consist of the following:

                                                DECEMBER 31, 2002         DECEMBER 31, 2003
                                             -----------------------   -----------------------
                                             CARRYING   ACCUMULATED    CARRYING   ACCUMULATED
                                              AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                             --------   ------------   --------   ------------
                                                               (IN MILLIONS)
Land Use Rights............................    $61          $(12)        $61          $(14)
Other......................................     19            (2)         38            (5)
                                               ---          ----         ---          ----
  Total....................................    $80          $(14)        $99          $(19)
                                               ===          ====         ===          ====

     The Company recognizes specifically identifiable intangibles, including land use rights and permits, when specific rights and contracts are acquired. The Company has no intangible assets with indefinite lives recorded as of December 31, 2003. The Company amortizes other acquired intangibles on a straight-line basis over the lesser of their contractual or estimated useful lives that range from 40 to 75 years for land rights and 4 to 25 years for other intangibles.

     Amortization expense for other intangibles for 2001, 2002 and 2003 was $1 million, $2 million and $4 million, respectively. Estimated amortization expense for the five succeeding fiscal years is as follows (in millions):

2004........................................................   $ 5
2005........................................................     3
2006........................................................     2
2007........................................................     2
2008........................................................     2
                                                               ---
  Total.....................................................   $14
                                                               ===

     Goodwill by reportable business segment is as follows (in millions):

                                                               DECEMBER 31,
                                                               2002 AND 2003
                                                               -------------
Natural Gas Distribution....................................      $1,085
Pipelines and Gathering.....................................         601
Other Operations............................................          55
                                                                  ------
  Total.....................................................      $1,741
                                                                  ======

     The Company completed its review during the second quarter of 2003 pursuant to SFAS No. 142 for its reporting units in the Natural Gas Distribution, Pipelines and Gathering and Other Operations business segments. No impairment was indicated as a result of this assessment.

     The Company periodically evaluates long-lived assets, including property, plant and equipment, goodwill and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. A resulting impairment loss is highly dependent on these underlying assumptions.

     The Company has engaged a financial advisor to assist in exploring alternatives for monetizing its 81% interest in Texas Genco, including possible sale of its ownership interest in Texas Genco. As a result of the Company's intention to monetize its interest in Texas Genco, the Company performed an impairment analysis of Texas Genco's assets as of December 31, 2003 in accordance with the provisions of SFAS No. 144. As of December 31, 2003 no impairment had been indicated. The fair value of Texas Genco's assets could be materially affected by a change in the estimated future cash flows for these assets. Future cash flows for Texas Genco are estimated using a probability-weighted approach based on the fair value of its common stock, operating projections and estimates of how long these assets will be retained. Changes in any of these assumptions could result in an impairment charge.

  (e) REGULATORY ASSETS AND LIABILITIES

     The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) to the accounts of the Electric Transmission & Distribution business segment and the utility operations of the Natural Gas Distribution business segment and to some of the accounts of the Pipelines and Gathering business segment.

     The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheets as of December 31, 2002 and 2003:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2002     2003
                                                              ------   ------
                                                               (IN MILLIONS)
Recoverable Electric Generation-Related Regulatory Assets,
  net:
     Recoverable electric generation plant mitigation.......  $2,051   $2,116
     Excess mitigation liability............................    (969)    (778)
                                                              ------   ------
          Net electric generation plant mitigation asset....   1,082    1,338
     Excess cost over market (ECOM/capacity auction)
      true-up...............................................     697    1,357
     Texas Genco distribution/impairment....................      --      399
     Regulatory tax asset...................................     175      119
     Final fuel under/(over) recovery balance...............      64      (98)
     Other 2004 True-Up Proceeding items....................      53      119
                                                              ------   ------
       Total Recoverable Electric Generation-Related
        Regulatory Assets...................................   2,071    3,234
Securitized regulatory asset................................     706      682
Unamortized loss on reacquired debt.........................      58       80
Estimated removal costs.....................................      --     (647)
Other long-term regulatory assets/liabilities...............      38       38
                                                              ------   ------
  Total.....................................................  $2,873   $3,387
                                                              ======   ======

     If events were to occur that would make the recovery of these assets and liabilities no longer probable, the Company would be required to write off or write down these regulatory assets and liabilities. In addition, the Company would be required to determine any impairment of the carrying costs of plant and inventory assets. Because estimates of the fair value of Texas Genco are required, the financial impacts of the Texas electric restructuring law with respect to the final determination of stranded costs are subject to material changes. Factors affecting such changes may include estimation risk, uncertainty of future energy and commodity prices and the economic lives of the plants. See
Note 4 for additional discussion of regulatory assets.

(4)  REGULATORY MATTERS

  (a) TRUE-UP COMPONENTS AND SECURITIZATION

     The Texas Electric Restructuring Law. In June 1999, the Texas legislature adopted the Texas Electric Choice Plan (the Texas electric restructuring law), which substantially amended the regulatory structure governing electric utilities in order to allow and encourage retail competition which began in January 2002. The Texas electric restructuring law required the separation of the generation, transmission and distribution, and retail sales functions of electric utilities into three different units. Under the law, neither the generation function nor the retail function is subject to traditional cost of service regulation, and the generation and the retail function are each operated on a competitive basis.

     The transmission and distribution function that CenterPoint Houston performs remains subject to traditional utility rate regulation. CenterPoint Houston recovers the cost of its service through an energy delivery charge approved by the Texas Utility Commission. As a result of these changes, there are no meaningful comparisons for the Electric Transmission & Distribution and Electric Generation business segments prior to 2002 when retail sales became fully competitive.

     Under the Texas electric restructuring law, transmission and distribution utilities in Texas, such as CenterPoint Houston, whose generation assets were "unbundled" may recover, following a regulatory proceeding to be held in 2004 (2004 True-Up Proceeding) as further discussed below in "-- 2004 True-Up Proceeding":

     - "stranded costs," which consist of the positive excess of the regulatory net book value of generation assets, as defined, over the market value of the assets, taking specified factors into account;

     - the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period;

     - the Texas jurisdictional amount reported by the previously vertically integrated electric utilities as generation-related regulatory assets and liabilities (offset and adjusted by specified amounts) in their audited financial statements for 1998;

     - final fuel over- or under-recovery; less

     - "price to beat" clawback components.

     The Texas electric restructuring law permits transmission and distribution utilities to recover the true-up components through transition charges on retail electric customers' bills, to the extent that such components are established in certain regulatory proceedings. These transition charges are non-bypassable, meaning that they must be paid by essentially all customers and cannot, except in limited circumstances, be avoided by switching to self-generation. The law also authorizes the Texas Utility Commission to permit those utilities to issue transition bonds based on the securitization of revenues associated with the transition charges. CenterPoint Houston recovered a portion of its regulatory assets in 2001 through the issuance of transition bonds. For a further discussion of these matters, see "-- Securitization" below.

     The Texas electric restructuring law also provides specific regulatory remedies to reduce or mitigate a utility's stranded cost exposure. During a base rate freeze period from 1999 through 2001, earnings above the utility's authorized rate of return formula were required to be applied in a manner to accelerate depreciation of generation-related plant assets for regulatory purposes if the utility was expected to have stranded costs. In addition, depreciation expense for transmission and distribution-related assets could be redirected to generation assets for regulatory purposes during that period if the utility was expected to have stranded costs. CenterPoint Houston undertook both of these remedies provided in the Texas electric restructuring law, but in a rate order issued in October 2001, the Texas Utility Commission required CenterPoint Houston to reverse those actions. For a further discussion of these matters, see "-- Mitigation" below.

     2004 True-Up Proceeding. In 2004, the Texas Utility Commission will conduct true-up proceedings for investor-owned utilities. The purpose of the true-up proceeding is to quantify and reconcile the amount of the true-up components. The true-up proceeding will result in either additional charges being assessed on, or credits being issued to, retail electric customers. CenterPoint Houston expects to make the filing to initiate its final true-up proceeding on March 31, 2004. The Texas electric restructuring law requires a final order to be issued by the Texas Utility Commission not more than 150 days after a proper filing is made by the regulated utility, although under its rules the Texas Utility Commission can extend the 150-day deadline for good cause. Any delay in the final order date will result in a delay in the securitization of CenterPoint Houston's true-up components and the implementation of the non-bypassable charges described above, and could delay the recovery of carrying costs on the true-up components determined by the Texas Utility Commission.

     CenterPoint Houston will be required to establish and support the amounts it seeks to recover in the 2004 True-Up Proceeding. CenterPoint Houston expects these amounts to be substantial. Third parties will have the opportunity and are expected to challenge CenterPoint Houston's calculation of these amounts. To the extent recovery of a portion of these amounts is denied or if CenterPoint Houston agrees to forego recovery of a portion of the request under a settlement agreement, CenterPoint Houston would be unable to recover those amounts in the future.

     Following adoption of the true-up rule by the Texas Utility Commission in 2001, CenterPoint Houston appealed the provisions of the rule that permitted interest to be recovered on stranded costs only from the date of the Texas Utility Commission's final order in the 2004 True-Up Proceeding, instead of from January 1,

2002 as CenterPoint Houston contends is required by law. On January 30, 2004, the Texas Supreme Court granted CenterPoint Houston's petition for review of the true-up rule. Oral arguments were heard on February 18, 2004. The decision by the Court is pending. The Company has not accrued interest income on stranded costs in its consolidated financial statements, but estimates such interest income would be material to the Company's consolidated financial statements.

     Stranded Cost Component. CenterPoint Houston will be entitled to recover stranded costs through a transition charge to its customers if the regulatory net book value of generating plant assets exceeds the market value of those assets. The regulatory net book value of generating plant assets is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen (NOx), any above-market purchased power contracts and certain other amounts. The market value will be equal to the average daily closing price on The New York Stock Exchange for publicly held shares of Texas Genco common stock for 30 consecutive trading days chosen by the Texas Utility Commission out of the last 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%, to the extent included in the valuation determination made by the Texas Utility Commission. If Texas Genco is sold to a third party at a lower price than the market value used by the Texas Utility Commission, CenterPoint Houston would be unable to recover the difference.

     ECOM True-Up Component. The Texas Utility Commission used a computer model or projection, called an excess cost over market (ECOM) model, to estimate stranded costs related to generation plant assets. Accordingly, the Texas Utility Commission estimated the market power prices that would be received in the generation capacity auctions mandated by the Texas electric restructuring law during 2002 and 2003. Any difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period will be a component of the 2004 True-Up Proceeding. In accordance with the Texas Utility Commission's rules regarding the ECOM True-Up, for the years ended December 31, 2002 and 2003, CenterPoint Energy recorded approximately $697 million and $661 million, respectively, in non-cash ECOM True-Up revenue. ECOM True-Up revenue is recorded as a regulatory asset and totaled $1.4 billion as of December 31, 2003.

     In 2003, some parties sought modifications to the true-up rules. Although the Texas Utility Commission denied that request, the Company expects that issues could be raised in the 2004 True-Up Proceeding regarding its compliance with the Texas Utility Commission's rules regarding the ECOM true-up, including whether Texas Genco has auctioned all capacity it is required to auction in view of the fact that some capacity has failed to sell in the state-mandated auctions. The Company believes Texas Genco has complied with the requirements under the applicable rules, including re-offering the unsold capacity in subsequent auctions. If events were to occur during the 2004 True-Up Proceeding that made the recovery of the ECOM true-up regulatory asset no longer probable, the Company would write off the unrecoverable balance of that asset as a charge against earnings.

     Fuel Over/Under Recovery Component. CenterPoint Houston and Texas Genco filed their joint application to reconcile fuel revenues and expenses with the Texas Utility Commission in July 2002. This final fuel reconciliation filing covered reconcilable fuel expense and interest of approximately $8.5 billion incurred from August 1, 1997 through January 30, 2002. In January 2003, a settlement agreement was reached, as a result of which certain items totaling $24 million were written off during the fourth quarter of 2002 and items totaling $203 million were carried forward for later resolution by the Texas Utility Commission. In late 2003, a hearing was concluded on those remaining issues. On March 4, 2004, an Administrative Law Judge (ALJ) recommended that CenterPoint Houston not be allowed to recover $87 million in fuel expenses incurred during the reconciliation period. CenterPoint Houston will contest this recommendation when the Texas Utility Commission considers the ALJ's conclusions on April 15, 2004. However, since the recovery of this portion of the regulatory asset is no longer probable, CenterPoint Houston reserved $117 million, including interest, in the fourth quarter of 2003. The ALJ also recommended that $46 million be recovered in the 2004 True-Up Proceeding rather than in the fuel proceeding. The results of the Texas Utility Commission's decision will be a component of the 2004 True-Up Proceeding.

     "Price to Beat" Clawback Component. In connection with the implementation of the Texas electric restructuring law, the Texas Utility Commission has set a "price to beat" that retail electric providers affiliated or formerly affiliated with a former integrated utility must charge residential and small commercial customers within their affiliated electric utility's service area. The true-up provides for a clawback of the "price to beat" in excess of the market price of electricity if 40% of the "price to beat" load is not served by other retail electric providers by January 1, 2004. Pursuant to the Texas electric restructuring law and a master separation agreement entered into in connection with the September 30, 2002 spin-off of the Company's interest in Reliant Resources to the Company's shareholders, Reliant Resources is obligated to pay CenterPoint Houston the clawback component of the true-up. Based on an order issued on February 13, 2004 by the Texas Utility Commission, the clawback will equal $150 times the number of residential customers served by Reliant Resources in CenterPoint Houston's service territory, less the number of residential customers served by Reliant Resources outside CenterPoint Houston's service territory, on January 1, 2004. As reported in Reliant Resources' Annual Report on Form 10-K for the year ended December 31, 2003, Reliant Resources expects that the clawback payment will be $175 million. The clawback will reduce the amount of recoverable costs to be determined in the 2004 True-Up Proceeding.

     Securitization. The Texas electric restructuring law provides for the use of special purpose entities to issue transition bonds for the economic value of generation-related regulatory assets and stranded costs. These transition bonds will be amortized over a period not to exceed 15 years through non-bypassable transition charges. In October 2001, a special purpose subsidiary of CenterPoint Houston issued $749 million of transition bonds to securitize certain generation-related regulatory assets. These transition bonds have a final maturity date of September 15, 2015 and are non-recourse to the Company and its subsidiaries other than to the special purpose issuer. Payments on the transition bonds are made out of funds from non-bypassable transition charges.

     The Company expects that upon completion of the 2004 True-Up Proceeding, CenterPoint Houston will seek to securitize the amounts established for the true-up components. Before CenterPoint Houston can securitize these amounts, the Texas Utility Commission must conduct a proceeding and issue a financing order authorizing CenterPoint Houston to do so. Under the Texas electric restructuring law, CenterPoint Houston is entitled to recover any portion of the true-up balance not securitized by transition bonds through a non-bypassable competition transition charge.

     Mitigation. In an order issued in October 2001, the Texas Utility Commission established the transmission and distribution rates that became effective in January 2002. The Texas Utility Commission determined that CenterPoint Houston had over-mitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under its transition plan and the Texas electric restructuring law. In this final order, CenterPoint Houston was required to reverse the amount of redirected depreciation ($841 million) and accelerated depreciation ($1.1 billion) taken for regulatory purposes as allowed under the transition plan and the Texas electric restructuring law. In accordance with the order, CenterPoint Houston recorded a regulatory liability of $1.1 billion to reflect the prospective refund of the accelerated depreciation, and in January 2002 CenterPoint Houston began refunding excess mitigation credits, which are to be refunded over a seven-year period. The annual refund of excess mitigation credits is approximately $238 million. As of December 31, 2002 and 2003, the Company had recorded net electric plant mitigation regulatory assets of $1.1 billion and $1.3 billion, respectively, based on the Company's expectation that these amounts will be recovered in the 2004 True-Up Proceeding as stranded costs. In the event that the excess mitigation credits prove to have been unnecessary and CenterPoint Houston is determined to have stranded costs, the excess mitigation credits will be included in the stranded costs to be recovered. In June 2003, CenterPoint Houston sought authority from the Texas Utility Commission to terminate these credits based on then current estimates of what that final determination would be. The Texas Utility Commission denied the request in January 2004.

  (b) RATE CASES

     In August 2002, a settlement was approved by the Arkansas Public Service Commission (APSC) that resulted in an increase in the base rate and service charge revenues of CenterPoint Energy Arkla (Arkla) of

\
approximately $27 million annually. In addition, the APSC approved a gas main replacement surcharge that provided $2 million of additional revenue in 2003 and is expected to provide additional amounts in subsequent years.

     In December 2002, a settlement was approved by the Oklahoma Corporation Commission that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $6 million annually.

     In November 2003, Arkla filed a request with the Louisiana Public Service Commission (LPSC) for a $16 million increase to its base rate and service charge revenues in Louisiana. The case is expected to be resolved in mid-2004.

     In December 2003, a settlement was approved by the City of Houston that will result in an increase in the base rate and service charge revenues of CenterPoint Energy Entex (Entex) of approximately $7 million annually. Entex has submitted these settlement rates to the 28 other cities within its Houston Division and the Railroad Commission of Texas for consideration and approval. If all regulatory approvals are received from these 29 jurisdictions, Entex's base rate and service charge revenues are expected to increase by approximately $7 million annually in addition to the $7 million increase discussed above.

     On February 10, 2004, a settlement was approved by the LPSC that is expected to result in an increase in Entex's base rate and service charge revenues of approximately $2 million annually.

  (c) NUCLEAR DECOMMISSIONING TRUST

     Texas Genco is the beneficiary of decommissioning trusts that have been established to provide funding for decontamination and decommissioning of a nuclear electric generation station in which Texas Genco owns a 30.8% interest (see Notes 6 and 12(e)). CenterPoint Houston collects through rates or other authorized charges to its electric utility customers amounts designated for funding the decommissioning trusts, and deposits these amounts into the decommissioning trusts. Upon decommissioning of the facility, in the event funds from the trusts are inadequate, CenterPoint Houston or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to the ratepayers of CenterPoint Houston or its successor.

  (d) OTHER REGULATORY PROCEEDINGS

     City of Tyler, Texas Dispute. In July 2002, the City of Tyler, Texas, asserted that Entex had overcharged residential and small commercial customers in that city for excessive gas costs under supply agreements in effect since 1992. That dispute has been referred to the Texas Railroad Commission by agreement of the parties for a determination of whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. The Company believes that all costs for Entex's Tyler distribution system have been properly included and recovered from customers pursuant to Entex's filed tariffs.

     FERC Contract Inquiry. On September 15, 2003, the FERC issued a Show Cause Order to CenterPoint Energy Gas Transmission Company (CEGT), one of CERC's natural gas pipeline subsidiaries. In its Show Cause Order, the FERC contends that CEGT has failed to file with the FERC and post on the internet certain information relating to negotiated rate contracts that CEGT had entered into pursuant to 1996 FERC orders. Those orders authorized CEGT to enter into negotiated rate contracts that deviate from the rates prescribed under its filed FERC tariffs. The FERC also alleges that certain of the contracts contain provisions that CEGT was not authorized to negotiate under the terms of the 1996 orders.

     Following issuance of the Show Cause Order, CEGT made certain compliance filings, met with members of the FERC's staff and provided additional information relating to the FERC's Show Cause Order. On March 4, 2004, the FERC issued orders accepting CEGT's compliance filings and approving a Stipulation and

Consent Agreement with CEGT that resolved the issues raised by the Show Cause Order. The resolution of these issues did not have a material impact on our results of operations, financial condition and cash flows.

(5)  DERIVATIVE INSTRUMENTS

     Effective January 1, 2001, the Company adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative instrument as hedging
(a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge) or (b) the exposure to variability in expected future cash flows (Cash Flow Hedge) or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax increase in net income of $59 million and a cumulative after-tax increase in accumulated other comprehensive income of $38 million.

     The Company is exposed to various market risks. These risks arise from transactions entered into in the normal course of business. The Company utilizes derivative financial instruments such as physical forward contracts, swaps and options (Energy Derivatives) to mitigate the impact of changes and cash flows of its natural gas businesses on its operating results and cash flows.

  (a) NON-TRADING ACTIVITIES

     Cash Flow Hedges. To reduce the risk from market fluctuations associated with purchased gas costs, the Company enters into energy derivatives in order to hedge certain expected purchases and sales of natural gas (non-trading energy derivatives). The Company applies hedge accounting for its non-trading energy derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. The Company analyzes its physical transaction portfolio to determine its net exposure by delivery location and delivery period. Because the Company's physical transactions with similar delivery locations and periods are highly correlated and share similar risk exposures, the Company facilitates hedging for customers by aggregating physical transactions and subsequently entering into non-trading energy derivatives to mitigate exposures created by the physical positions.

     During 2003, no hedge ineffectiveness was recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, the Company realizes in net income the deferred gains and losses recognized in accumulated other comprehensive loss. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive loss is reclassified and included in the Company's Statements of Consolidated Operations under the caption "Fuel and Cost of Gas Sold." Cash flows resulting from these transactions in non-trading energy derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2003, the Company expects $38 million in accumulated other comprehensive loss to be reclassified into net income during the next twelve months.

     The maximum length of time the Company is hedging its exposure to the variability in future cash flows for forecasted transactions on existing financial instruments is primarily two years with a limited amount of exposure up to five years. The Company's policy is not to exceed five years in hedging its exposure.

     Interest Rate Swaps. As of December 31, 2003, the Company had an outstanding interest rate swap with a notional amount of $250 million to fix the interest rate applicable to floating rate short-term debt. This swap, which expired in January 2004, did not qualify as a cash flow hedge under SFAS No. 133, and was marked to market in the Company's Consolidated Balance Sheets with changes reflected in interest expense in the Statements of Consolidated Operations.

     During the year ended December 31, 2002, the Company settled its forward-starting interest rate swaps having an aggregate notional amount of $1.5 billion at a cost of $156 million, which was recorded in other comprehensive income and reclassified $36 million and $12 million to interest expense in 2002 and 2003, respectively. The remaining $108 million in other comprehensive income is being amortized into interest expense in the same period during which the interest payments are made for the designated fixed-rate debt.

     Embedded Derivative. The Company's $575 million of convertible senior notes, issued May 19, 2003 and $255 million of convertible senior notes, issued December 17, 2003 (see Note 9), contain contingent interest provisions. The contingent interest component is an embedded derivative as defined by SFAS No. 133, and accordingly, must be split from the host instrument and recorded at fair value on the balance sheet. The value of the contingent interest components was not material at issuance or at December 31, 2003.

  (b) CREDIT RISKS

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's non-trading derivative activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the non-trading derivative assets of the Company as of December 31, 2002 and 2003 (in millions):

                                                DECEMBER 31, 2002      DECEMBER 31, 2003
                                               -------------------   ----------------------
                                               INVESTMENT            INVESTMENT
                                               GRADE(1)(2)   TOTAL   GRADE(1)(2)   TOTAL(3)
                                               -----------   -----   -----------   --------
Energy marketers.............................      $ 7        $22        $24         $35
Financial institutions.......................        9          9         21          21
Other........................................       --         --         --           1
                                                   ---        ---        ---         ---
  Total......................................      $16        $31        $45         $57
                                                   ===        ===        ===         ===

---------------

(1) "Investment grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompass cash and standby letters of credit.

(2) For unrated counterparties, the Company performs financial statement analysis, considering contractual rights and restrictions and collateral, to create a synthetic credit rating.

(3) The $35 million non-trading derivative asset includes an $11 million asset due to trades with Reliant Energy Services, Inc. (Reliant Energy Services), an affiliate until the date of the Reliant Resources Distribution. As of December 31, 2003, Reliant Energy Services did not have an investment grade rating.

  (c) GENERAL POLICY

     The Company has established a Risk Oversight Committee composed of corporate and business segment officers that oversees all commodity price and credit risk activities, including the Company's trading, marketing, risk management services and hedging activities. The committee's duties are to establish the Company's commodity risk policies, allocate risk capital within limits established by the Company's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with the Company's risk management policies and procedures and trading limits established by the Company's board of directors.

     The Company's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

(7)  INDEXED DEBT SECURITIES (ZENS) AND TIME WARNER SECURITIES

  (a) ORIGINAL INVESTMENT IN TIME WARNER SECURITIES

     In 1995, the Company sold a cable television subsidiary to Time Warner Inc.
(TW) and received TW convertible preferred stock (TW Preferred) as partial consideration. On July 6, 1999, the Company converted its 11 million shares of TW Preferred into 45.8 million shares of Time Warner common stock (TW Common). Unrealized gains and losses resulting from changes in the market value of the TW Common are recorded in the Company's Statements of Consolidated Operations.

  (b) ZENS

     In September 1999, the Company issued its 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (ZENS) having an original principal amount of $1.0 billion. ZENS are exchangeable for cash equal to the market value of a specified number of shares of TW common. The Company pays interest on the ZENS at an annual rate of 2% plus the amount of any quarterly cash dividends paid in respect of the shares of TW Common attributable to the ZENS. The principal amount of ZENS is subject to being increased to the extent that the annual yield from interest and cash dividends on the reference shares of TW Common is less than 2.309%. At December 31, 2003, ZENS having an original principal amount of $840 million and a contingent principal amount of $848 million were outstanding and were exchangeable, at the option of the holders, for cash equal to 95% of the market value of 21.6 million shares of TW Common deemed to be attributable to the ZENS. At December 31, 2003, the market value of such shares was approximately $389 million, which would provide an exchange amount of $440 for each $1,000 original principal amount of ZENS. At maturity, the holders of the ZENS will receive in cash the higher of the original principal amount of the ZENS (subject to adjustment as discussed above) or an amount based on the then-current market value of TW Common, or other securities distributed with respect to TW Common.

     Through December 31, 2003, holders of approximately 16% of the 17.2 million ZENS originally issued had exercised their right to exchange their ZENS for cash, resulting in aggregate cash payments by CenterPoint Energy of approximately $45 million.

     A subsidiary of the Company owns shares of TW Common and elected to liquidate a portion of such holdings to facilitate the Company's making the cash payments for the ZENS exchanged in 2002. In connection with the exchanges in 2002, the Company received net proceeds of approximately $43 million from the liquidation of approximately 4.1 million shares of TW Common at an average price of $10.56 per share. The Company now holds 21.6 million shares of TW Common which are classified as trading securities under SFAS No. 115 and are expected to be held to facilitate the Company's ability to meet its obligation under the ZENS.

     Upon adoption of SFAS No. 133 effective January 1, 2001, the ZENS obligation was bifurcated into a debt component and a derivative component (the holder's option to receive the appreciated value of TW Common at maturity). The derivative component was valued at fair value and determined the initial carrying value assigned to the debt component ($121 million) as the difference between the original principal amount of the ZENS ($1 billion) and the fair value of the derivative component at issuance ($879 million). Effective January 1, 2001 the debt component was recorded at its accreted amount of $122 million and the derivative component was recorded at its fair value of $788 million, as a current liability, resulting in a transition adjustment pre-tax gain of $90 million ($59 million net of tax). The transition adjustment gain was reported in the first quarter of 2001 as the effect of a change in accounting principle. Subsequently, the debt component accretes through interest charges at 17.5% annually up to the minimum amount payable upon maturity of the ZENS in 2029 (approximately $915 million) which reflects exchanges and adjustments to maintain a 2.309% annual yield, as discussed above. Changes in the fair value of the derivative component are recorded in the Company's Statements of Consolidated Operations. During 2001, 2002 and 2003, the Company recorded a loss of $70 million, a loss of $500 million and a gain of $106 million, respectively, on the Company's investment in TW Common. During 2001, 2002 and 2003, the Company recorded a gain of $58 million, a gain of $480 million and a loss of $96 million, respectively, associated with the fair value of the derivative component of the ZENS obligation. Changes in the fair value of the TW Common held by the Company are expected to substantially offset changes in the fair value of the derivative component of the ZENS.

     The following table sets forth summarized financial information regarding the Company's investment in TW securities and the Company's ZENS obligation (in millions).

                                                                      DEBT      DERIVATIVE
                                                           TW       COMPONENT   COMPONENT
                                                       INVESTMENT    OF ZENS     OF ZENS
                                                       ----------   ---------   ----------
Balance at December 31, 2000.........................     $897       $1,000       $  --
Transition adjustment from adoption of SFAS No.
  133................................................       --          (90)         --
Bifurcation of ZENS obligation.......................       --         (788)        788
Accretion of debt component of ZENS..................       --            1          --
Gain on indexed debt securities......................       --           --         (58)
Loss on TW Common....................................      (70)          --          --
                                                          ----       ------       -----
Balance at December 31, 2001.........................      827          123         730
Accretion of debt component of ZENS..................       --            1          --
Gain on indexed debt securities......................       --           --        (480)
Loss on TW Common....................................     (500)          --          --
Liquidation of TW Common.............................      (43)          --          --
Liquidation of ZENS, net of gain.....................       --          (20)        (25)
                                                          ----       ------       -----
Balance at December 31, 2002.........................      284          104         225
Accretion of debt component of ZENS..................       --            1          --
Loss on indexed debt securities......................       --           --          96
Gain on TW Common....................................      106           --          --
                                                          ----       ------       -----
Balance at December 31, 2003.........................     $390       $  105       $ 321
                                                          ====       ======       =====

(10)  STOCK-BASED INCENTIVE COMPENSATION PLANS AND EMPLOYEE BENEFIT PLANS

  (b) PENSION AND POSTRETIREMENT BENEFITS

     The Company maintains a non-contributory qualified defined benefit plan covering substantially all employees, with benefits determined using a cash balance formula. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

     The Company provides certain healthcare and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plans. Under plan amendments, effective in early 1999, healthcare benefits for future retirees were changed to limit employer contributions for medical coverage.

     Such benefit costs are accrued over the active service period of employees. The net unrecognized transition obligation, resulting from the implementation of accrual accounting, is being amortized over approximately 20 years.

     On January 12, 2004, the FASB issued FSP FAS 106-1. In accordance with FSP FAS 106-1, the Company's postretirement benefits obligations and net periodic postretirement benefit cost in the financial statements and accompanying notes do not reflect the effects of the legislation. Specific authoritative guidance on the accounting for the legislation is pending and that guidance, when issued, may require the Company to change previously reported information.

     The Company's net periodic cost includes the following components relating to pension and postretirement benefits:

                                                      YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------
                                   2001                        2002                        2003
                         -------------------------   -------------------------   -------------------------
                         PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                         BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS
                         --------   --------------   --------   --------------   --------   --------------
                                                           (IN MILLIONS)
Service cost...........   $  35          $  5         $  32          $  5          $ 37          $  4
Interest cost..........      99            31           104            32           102            31
Expected return on plan
  assets...............    (138)          (13)         (126)          (13)          (92)          (11)
Net amortization.......      (3)           14            16            13            43            13
Curtailment............     (23)           40            --            --            --            --
Benefit enhancement....      69            --             9             3            --            --
Settlement.............      --            --            --           (18)           --            --
                          -----          ----         -----          ----          ----          ----
Net periodic cost......   $  39          $ 77         $  35          $ 22          $ 90          $ 37
                          =====          ====         =====          ====          ====          ====
Above amounts reflect
  the following net
  periodic cost
  (benefit) related to
  discontinued
  operations...........   $  45          $ 42         $  (4)         $(16)         $ --          $ --
                          =====          ====         =====          ====          ====          ====

     The Company used the following assumptions to determine net periodic cost relating to pension and postretirement benefits:

                                                      YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------
                                   2001                        2002                        2003
                         -------------------------   -------------------------   -------------------------
                         PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                         BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS
                         --------   --------------   --------   --------------   --------   --------------
Discount rate..........     7.50%            7.50%      7.25%            7.25%      6.75%            6.75%
Expected return on plan
  assets...............     10.0%            10.0%       9.5%             9.5%       9.0%             9.0%
Rate of increase in
  compensation
  levels...............      4.1%               --       4.1%               --       4.1%               --

     In determining net periodic benefits cost, the Company uses fair value, as of the beginning of the year, as its basis for determining expected return on plan assets.

     The following table displays the change in the benefit obligation, the fair value of plan assets and the amounts included in the Company's Consolidated Balance Sheets as of December 31, 2002 and 2003 for the Company's pension and postretirement benefit plans:

                                                                DECEMBER 31,
                                        -------------------------------------------------------------
                                                    2002                            2003
                                        -----------------------------   -----------------------------
                                          PENSION      POSTRETIREMENT     PENSION      POSTRETIREMENT
                                          BENEFITS        BENEFITS        BENEFITS        BENEFITS
                                        ------------   --------------   ------------   --------------
                                                                (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of
  year................................  $      1,485    $        456    $      1,550    $        479
Service cost..........................            32               5              37               4
Interest cost.........................           104              32             102              31
Participant contributions.............            --               7              --               8
Benefits paid.........................          (136)            (26)           (142)            (43)
Plan amendments.......................            --              --               4              (5)
Actuarial loss........................            56              20             141              44
Curtailment, benefit enhancement and
  settlement..........................             9             (15)             --              --
                                        ------------    ------------    ------------    ------------
Benefit obligation, end of year.......  $      1,550    $        479    $      1,692    $        518
                                        ============    ============    ============    ============
CHANGE IN PLAN ASSETS
Plan assets, beginning of year........  $      1,376    $        139    $      1,054    $        131
Employer contributions................            --              30              23              34
Participant contributions.............            --               7              --               8
Benefits paid.........................          (136)            (26)           (142)            (43)
Actual investment return..............          (186)            (19)            259              20
                                        ------------    ------------    ------------    ------------
Plan assets, end of year..............  $      1,054    $        131    $      1,194    $        150
                                        ============    ============    ============    ============
RECONCILIATION OF FUNDED STATUS
Funded status.........................  $       (496)   $       (348)   $       (498)   $       (368)
Unrecognized actuarial loss...........           811              27             733              63
Unrecognized prior service cost.......           (84)             60             (71)             49
Unrecognized transition (asset)
  obligation..........................            --              87              --              79
                                        ------------    ------------    ------------    ------------
Net amount recognized.................  $        231    $       (174)   $        164    $       (177)
                                        ============    ============    ============    ============
AMOUNTS RECOGNIZED IN BALANCE SHEETS
Benefit obligations...................  $       (392)   $       (174)   $       (395)   $       (177)
Accumulated other comprehensive
  income..............................           623              --             559              --
                                        ------------    ------------    ------------    ------------
Prepaid (accrued) pension cost........  $        231    $       (174)   $        164    $       (177)
                                        ============    ============    ============    ============
ACTUARIAL ASSUMPTIONS
Discount rate.........................          6.75%           6.75%           6.25%           6.25%
Expected return on plan assets........           9.0%            9.0%            9.0%            8.5%
Rate of increase in compensation
  levels..............................           4.1%             --             4.1%             --
Healthcare cost trend rate assumed for
  the next year.......................            --           11.25%             --           10.50%
Rate to which the cost trend rate is
  assumed to decline (the ultimate
  trend rate).........................            --             5.5%             --             5.5%
Year that the rate reaches the
  ultimate trend rate.................            --            2011              --            2011

                                                                DECEMBER 31,
                                        -------------------------------------------------------------
                                                    2002                            2003
                                        -----------------------------   -----------------------------
                                          PENSION      POSTRETIREMENT     PENSION      POSTRETIREMENT
                                          BENEFITS        BENEFITS        BENEFITS        BENEFITS
                                        ------------   --------------   ------------   --------------
                                                                (IN MILLIONS)
ADDITIONAL INFORMATION
Accumulated benefit obligation........  $      1,446    $        479    $      1,589    $        518
Change in minimum liability included                                                )
  in other comprehensive income.......           623              --             (64              --
Measurement date used to determine      December 31,    December 31,    December 31,    December 31,
  plan obligations and assets.........          2002            2002            2003            2003

     Assumed healthcare cost trend rates have a significant effect on the reported amounts for the Company's postretirement benefit plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

                                                                 1%         1%
                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                 (IN MILLIONS)
Effect on total of service and interest cost................    $ 2        $ 2
Effect on the postretirement benefit obligation.............     30         26

     The following table displays the weighted-average asset allocations as of December 31, 2002 and 2003 for the Company's pension and postretirement benefit plans:

                                                                DECEMBER 31,
                                            -----------------------------------------------------
                                                      2002                        2003
                                            -------------------------   -------------------------
                                            PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                                            BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                            --------   --------------   --------   --------------
Domestic equity securities................     55%           35%           60%           41%
International equity securities...........     12             8            15             9
Debt securities...........................     29            54            22            48
Real estate...............................      4            --             3            --
Cash......................................     --             3            --             2
                                              ---           ---           ---           ---
  Total...................................    100%          100%          100%          100%
                                              ===           ===           ===           ===

     In managing the investments associated with the benefit plans, the Company's objective is to preserve and enhance the value of plan assets while maintaining an acceptable level of volatility. These objectives are expected to be achieved through an investment strategy, that manages liquidity requirements while maintaining a long-term horizon in making investment decisions and efficient and effective management of plan assets.

     As part of the investment strategy discussed above, the Company has adopted and maintains the following weighted average allocation targets for its benefit plans:

                                                              PENSION    POSTRETIREMENT
                                                              BENEFITS      BENEFITS
                                                              --------   --------------
Domestic equity securities..................................  50-60%       28-38%
International equity securities.............................  10-20%        5-15%
Debt securities.............................................  20-30%       52-62%
Real estate.................................................   0-5%          --
Cash........................................................   0-2%         0-2%

     The expected rate of return assumption was developed by reviewing the targeted asset allocations and historical index performance of the applicable asset classes over a 15-year period, adjusted for investment fees and diversification effects.

     Equity securities for the pension plan include CenterPoint Energy common stock in the amounts of $38 million (4.7% of total pension plan assets) and $44 million (3.7% of total pension plan assets) and as of December 31, 2002 and 2003, respectively.

     The Company expects to contribute $38 million to its postretirement benefits plan in 2004. Contributions to the pension plan are not required or expected in 2004.

     In addition to the non-contributory pension plans discussed above, the Company maintains a non-qualified benefit restoration plan which allows participants to retain the benefits to which they would have been entitled under the Company's non-contributory pension plan except for the federally mandated limits on these benefits or on the level of compensation on which these benefits may be calculated. The expense associated with this non-qualified plan was $25 million, $9 million and $8 million in 2001, 2002 and 2003, respectively. Included in the net benefit cost in 2001 and 2002 is $17 million and $3 million, respectively, of expense related to Reliant Resources' participants, which is reflected in discontinued operations in the Statements of Consolidated Operations. The accrued benefit liability for the non-qualified pension plan was $83 million and $75 million at December 31, 2002 and 2003, respectively. In addition, these accrued benefit liabilities include the recognition of minimum liability adjustments of $23 million as of December 31, 2002 and $15 million as of December 31, 2003, which are reported as a component of other comprehensive income, net of income tax effects.

     The following table displays the Company's plans with accumulated benefit obligations in excess of plan assets:

                                                                DECEMBER 31,
                              ---------------------------------------------------------------------------------
                                               2002                                      2003
                              ---------------------------------------   ---------------------------------------
                              PENSION    RESTORATION   POSTRETIREMENT   PENSION    RESTORATION   POSTRETIREMENT
                              BENEFITS    BENEFITS        BENEFITS      BENEFITS    BENEFITS        BENEFITS
                              --------   -----------   --------------   --------   -----------   --------------
                                                                (IN MILLIONS)
Accumulated benefit
  obligation................   $1,446        $83            $479         $1,589        $75            $518
Projected benefit
  obligation................    1,550         86             479          1,692         77             518
Plan assets.................    1,054         --             131          1,194         --             150

(12)  COMMITMENTS AND CONTINGENCIES

  (a) COMMITMENTS

     Environmental Capital Commitments. CenterPoint Energy anticipates investing up to $131 million in capital and other special project expenditures between 2004 and 2008 for environmental compliance. CenterPoint Energy anticipates expenditures to be as follows (in millions):

2004........................................................   $ 42
2005........................................................     32
2006........................................................     43
2007........................................................     14
2008(1).....................................................     --
                                                               ----
  Total.....................................................   $131
                                                               ====

---------------

(1) NOx control estimates for 2008 have not been finalized.

     Fuel and Purchased Power. Fuel commitments include several long-term coal, lignite and natural gas contracts related to Texas power generation operations and natural gas contracts related to the Company's natural gas distribution operations, which have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2003 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" or do not meet the definition of a derivative. Minimum payment obligations for coal and transportation agreements and lignite mining and lease agreements that extend through 2012 are approximately $309 million in 2004, $251 million in 2005, $256 million in 2006, $248 million in 2007 and $162 million in 2008.
Minimum payment obligations for natural gas supply contracts are approximately $1 billion in 2004, $565 million in 2005, $344 million in 2006, $171 million in 2007 and $24 million in 2008. Purchase commitments related to purchased power are not material to CenterPoint Energy's operations.

  (b) LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2003, which primarily consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions):

2004........................................................   $ 42
2005........................................................     27
2006........................................................     24
2007........................................................     20
2008........................................................     17
2009 and beyond.............................................     56
                                                               ----
  Total.....................................................   $186
                                                               ====

     Total lease expense for all operating leases was $45 million, $47 million and $46 million during 2001, 2002 and 2003, respectively.

  (c) LEGAL, ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  Legal Matters

  Reliant Resources Indemnified Litigation

     The Company, CenterPoint Houston or their predecessor, Reliant Energy, and certain of their former subsidiaries are named as defendants in several lawsuits described below. Under a master separation agreement between Reliant Energy and Reliant Resources, the Company and its subsidiaries are entitled to be indemnified by Reliant Resources for any losses, including attorneys' fees and other costs, arising out of the lawsuits described below under Electricity and Gas Market Manipulation Cases and Other Class Action Lawsuits. Pursuant to the indemnification obligation, Reliant Resources is defending the Company and its subsidiaries to the extent named in these lawsuits. The ultimate outcome of these matters cannot be predicted at this time.

     Electricity and Gas Market Manipulation Cases. A large number of lawsuits have been filed against numerous market participants and remain pending in both federal and state courts in California and Nevada in connection with the operation of the electricity and natural gas markets in California and certain other western states in 2000-2001, a time of power shortages and significant increases in prices. These lawsuits, many of which have been filed as class actions, are based on a number of legal theories, including violation of state and federal antitrust laws, laws against unfair and unlawful business practices, the federal Racketeer Influenced Corrupt Organization Act, false claims statutes and similar theories and breaches of contracts to supply power to governmental entities. Plaintiffs in these lawsuits, which include state officials and governmental entities as well as private litigants, are seeking a variety of forms of relief, including recovery of compensatory damages (in some cases in excess of $1 billion), a trebling of compensatory damages and punitive damages, injunctive relief, restitution, interest due, disgorgement, civil penalties and fines, costs of suit, attorneys' fees and divestiture of assets. To date, some of these complaints have been dismissed by the trial court and are on appeal, but most of the lawsuits remain in early procedural stages. Our former subsidiary, Reliant Resources, was a participant in the California markets, owning generating plants in the state and participating in both electricity and natural gas trading in that state and in western power markets generally. Reliant Resources, some of its subsidiaries and in some cases, corporate officers of some of those companies, have been named as defendants in these suits.

     The Company, CenterPoint Houston or their predecessor, Reliant Energy, have also been named in approximately 25 of these lawsuits, which were instituted in 2002 and 2003 and are pending in state courts in San Diego, San Francisco and Los Angeles Counties and in federal district courts in San Francisco, San Diego, Los Angeles and Nevada. However, neither the Company nor Reliant Energy was a participant in the electricity or natural gas markets in California. The Company and Reliant Energy have been dismissed from certain of the lawsuits, either voluntarily by the plaintiffs or by order of the court and the Company believes it is not a proper defendant in the remaining cases and will continue to seek dismissal from the remaining cases.

     Other Class Action Lawsuits. Fifteen class action lawsuits filed in May, June and July 2002 on behalf of purchasers of securities of Reliant Resources and/or Reliant Energy have been consolidated in federal district court in Houston. Reliant Resources and certain of its former and current executive officers are named as defendants. Reliant Energy is also named as a defendant in seven of the lawsuits. Two of the lawsuits also name as defendants the underwriters of the initial public offering of Reliant Resources common stock in May 2001 (Reliant Resources Offering). One lawsuit names Reliant Resources' and Reliant Energy's independent auditors as a defendant. The consolidated amended complaint seeks monetary relief purportedly on behalf of purchasers of common stock of Reliant Energy or Reliant Resources during certain time periods ranging from February 2000 to May 2002, including purchasers of common stock that can be traced to the Reliant Resources Offering. The plaintiffs allege, among other things, that the defendants misrepresented their revenues and trading volumes by engaging in round-trip trades and improperly accounted for certain structured transactions as cash-flow hedges, which resulted in earnings from these transactions being accounted for as future earnings rather than being accounted for as earnings in fiscal year 2001. In January 2004 the trial judge dismissed the plaintiffs' allegations that the defendants had engaged in fraud, but claims based on alleged misrepresentations in the registration statement issued in the Reliant Resources Offering remain.

     In February 2003, a lawsuit was filed by three individuals in federal district court in Chicago against CenterPoint Energy and certain former and current officers of Reliant Resources for alleged violations of federal securities laws. The plaintiffs in this lawsuit allege that the defendants violated federal securities laws by issuing false and misleading statements to the public, and that the defendants made false and misleading statements as part of an alleged scheme to inflate artificially trading volumes and revenues. In addition, the plaintiffs assert claims of fraudulent and negligent misrepresentation and violations of Illinois consumer law. In January 2004 the trial judge ordered dismissal of plaintiffs' claims on the ground that they did not set forth a claim, but granted the plaintiffs leave to amend their complaint.

     In May 2002, three class action lawsuits were filed in federal district court in Houston on behalf of participants in various employee benefits plans sponsored by Reliant Energy. Reliant Energy and its directors are named as defendants in all of the lawsuits. Two of the lawsuits have been dismissed without prejudice. The remaining lawsuit alleges that the defendants breached their fiduciary duties to various employee benefits plans, directly or indirectly sponsored by Reliant Energy, in violation of the Employee Retirement Income Security Act. The plaintiffs allege that the defendants permitted the plans to purchase or hold securities issued by Reliant Energy when it was imprudent to do so, including after the prices for such securities became artificially inflated because of alleged securities fraud engaged in by the defendants. The complaints seek monetary damages for losses suffered on behalf of the plans and a putative class of plan participants whose accounts held Reliant Energy or Reliant Resources securities, as well as equitable relief in the form of restitution. In January 2004 the trial judge dismissed the complaints against a number of defendants, but allowed the case to proceed against members of the Reliant Energy benefits committee.

     In October 2002, a derivative action was filed in the federal district court in Houston, against the directors and officers of the Company. The complaint sets forth claims for breach of fiduciary duty, waste of corporate assets, abuse of control and gross mismanagement. Specifically, the shareholder plaintiff alleges that the defendants caused the Company to overstate its revenues through so-called "round trip" transactions. The plaintiff also alleges breach of fiduciary duty in connection with the spin-off of Reliant Resources and the Reliant Resources Offering. The complaint seeks monetary damages on behalf of the Company as well as equitable relief in the form of a constructive trust on the compensation paid to the defendants. In March 2003, the court dismissed this case on the grounds that the plaintiff did not make an adequate demand on the Company before filing suit. Thereafter, the plaintiff sent another demand asserting the same claims.

     The Company's board of directors investigated that demand and similar allegations made in a June 28, 2002 demand letter sent on behalf of a Company shareholder. The latter letter demanded that the Company take several actions in response to alleged round-trip trades occurring in 1999, 2000, and 2001. In June 2003, the Board determined that these proposed actions would not be in the best interests of the Company.

     The Company believes that none of the lawsuits described under "Other Class Action Lawsuits" has merit because, among other reasons, the alleged misstatements and omissions were not material and did not result in any damages to any of the plaintiffs.

  Other Legal Matters

     Texas Antitrust Action. In July 2003, Texas Commercial Energy filed a lawsuit against Reliant Energy, Reliant Resources, Reliant Electric Solutions, LLC, several other Reliant Resources subsidiaries and several other participants in the ERCOT power market in federal court in Corpus Christi, Texas. The plaintiff, a retail electricity provider in the Texas market served by ERCOT, alleges that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit seeks damages in excess of $500 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. In February 2004, this complaint was amended to add the Company and CenterPoint Houston, as successors to Reliant Energy, and Texas Genco, LP as defendants. The plaintiff's principal allegations have previously been investigated by the Texas Utility Commission and found to be without merit. The Company also believes the plaintiff's allegations are without merit and will seek their dismissal.

     Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena (Three Cities) filed suit, for themselves and a proposed class of all similarly situated cities in Reliant Energy's electric service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of the Company's predecessor, Reliant Energy) alleging underpayment of municipal franchise fees. The plaintiffs claimed that they were entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. After a jury trial of the original claimant cities (but not the class of cities), the trial court decertified the class and reduced the damages awarded by the jury to $1.7 million, including interest, plus an award of $13.7 million in legal fees. Despite other jury findings for the plaintiffs, the trial court's judgment was based on the jury's finding in favor of Reliant Energy on the affirmative defense of laches, a defense similar to a statute of limitations defense, due to the original claimant cities having unreasonably delayed bringing their claims during the 43 years since the alleged wrongs began. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     On February 27, 2003, a state court of appeals in Houston rendered an opinion reversing the judgment against the Company and rendering judgment that the Three Cities take nothing by their claims. The court of appeals found that the jury's finding of laches barred all of the Three Cities' claims and that the Three Cities were not entitled to recovery of any attorneys' fees. The Three Cities filed a petition for review at the Texas Supreme Court, which declined to hear the case, although the time period for the Three Cities to file a motion for rehearing has not yet expired. The extent to which issues in the Three Cities case may affect the claims of the other cities served by CenterPoint Houston cannot be assessed until judgments are final and no longer subject to appeal.

     Natural Gas Measurement Lawsuits. CERC Corp. and certain of its subsidiaries are defendants in a suit filed in 1997 under the Federal False Claims Act alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the federal district court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case has been consolidated, together with the other similar False Claims Act cases, in the federal district court in Cheyenne, Wyoming.

     In addition, CERC Corp. and certain of its subsidiaries are defendants in two mismeasurement lawsuits against approximately 245 pipeline companies and their affiliates pending in state court in Stevens County, Kansas. In one case (originally filed in May 1999 and amended four times), the plaintiffs purport to represent a class of royalty owners who allege that the defendants have engaged in systematic mismeasurement of the volume of natural gas for more than 25 years. The plaintiffs amended their petition in this suit in July 2003 in response to an order from the judge denying certification of the plaintiffs' alleged class. In the amendment the plaintiffs dismissed their claims against certain defendants (including two CERC subsidiaries), limited the scope of the class of plaintiffs they purport to represent and eliminated previously asserted claims based on mismeasurement of the Btu content of the gas. The same plaintiffs then filed a second lawsuit, again as representatives of a class of royalty owners, in which they assert their claims that the defendants have engaged in systematic mismeasurement of the Btu content of natural gas for more than 25 years. In both lawsuits, the plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees.

     Gas Cost Recovery Litigation. In October 2002, a suit was filed in state district court in Wharton County, Texas against the Company, CERC, Entex Gas Marketing Company, and others alleging fraud, violations of the Texas Deceptive Trade Practices Act, violations of the Texas Utilities Code, civil conspiracy and violations of the Texas Free Enterprise and Antitrust Act. The plaintiffs seek class certification, but no class has been certified. The plaintiffs allege that defendants inflated the prices charged to certain consumers of natural gas. In February 2003, a similar suit was filed against CERC in state court in Caddo Parish, Louisiana purportedly on behalf of a class of residential or business customers in Louisiana who allegedly have been overcharged for gas or gas service provided by CERC. In February 2004, another suit was filed against CERC in Calcasieu Parish, Louisiana, seeking to recover alleged overcharges for gas or gas services allegedly provided by Entex without advance approval by the LPSC. The plaintiffs in these cases seek injunctive and declaratory relief, restitution for the alleged overcharges, exemplary damages or trebling of actual damages and civil penalties. In these cases, the Company, CERC and Entex Gas Marketing Company deny that they have overcharged any of their customers for natural gas and believe that the amounts recovered for purchased gas have been in accordance with what is permitted by state regulatory authorities.

  Environmental Matters

     Clean Air Standards. The Texas electric restructuring law and regulations adopted by the Texas Commission on Environmental Quality (TCEQ) in 2001 require substantial reductions in emission of oxides of nitrogen (NOx) from electric generating units. The Company is currently installing cost-effective controls at its generating plants to comply with these requirements. Through December 31, 2003, the Company has invested $664 million for NOx emission control, and plans to make expenditures of up to approximately $131 million during the years 2004 through 2007. Further revisions to these NOx standards may result from the TCEQ's future rules, expected by 2007, implementing more stringent federal eight-hour ozone standards. The Texas electric restructuring law provides for stranded cost recovery for expenditures incurred before May 1, 2003 to achieve the NOx reduction requirements. Incurred costs include costs for which contractual obligations have been made. The Texas Utility Commission has determined that the Company's emission control plan is the most cost-effective option for achieving compliance with applicable air quality standards for the Company's generating facilities and the final amount for recovery will be determined in the 2004 True-Up Proceeding.

     Hydrocarbon Contamination. CERC Corp. and certain of its subsidiaries are among some of the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of CERC Corp. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution.

     Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. The Company is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in these matters.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory, two of which CERC believes were neither owned nor operated by CERC, and for which CERC believes it has no liability.

     At December 31, 2003, CERC had accrued $19 million for remediation of certain Minnesota sites. At December 31, 2003, the estimated range of possible remediation costs for these sites was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has utilized an environmental expense tracker mechanism in its rates in Minnesota to recover estimated costs in excess of insurance recovery. CERC has collected or accrued $12.5 million as of December 31, 2003 to be used for environmental remediation.

     CERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. CERC has been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of CERC or its divisions. The Company is investigating details regarding these sites and the range of environmental expenditures for potential remediation. Based on current information, the Company has not been able to quantify a range of environmental expenditures for such sites.

     Mercury Contamination. The Company's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by the Company at some sites in the past, and the Company has conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on experience by the Company and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, the Company believes that the costs of any remediation of these sites will not be material to the Company's financial condition, results of operations or cash flows.

     Other Environmental. From time to time the Company has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. In addition, the Company has been named as a defendant in litigation related to such sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  Other Proceedings

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  (d) NUCLEAR INSURANCE

     Texas Genco and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Pursuant to the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.6 billion as of December 31, 2003. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $100.6 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per incident per year. In addition, the security procedures at this facility have been enhanced to provide additional protection against terrorist attacks.

     There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

  (e) NUCLEAR DECOMMISSIONING

     CenterPoint Houston contributed $14.8 million in 2001 to trusts established to fund Texas Genco's share of the decommissioning costs for the South Texas Project. CenterPoint Houston contributed $2.9 million in both 2002 and 2003 to these trusts. There are various investment restrictions imposed upon Texas Genco by the Texas Utility Commission and the United States Nuclear Regulatory Commission (NRC) relating to Texas Genco's nuclear decommissioning trusts. Texas Genco and CenterPoint Energy have each appointed two members to the Nuclear Decommissioning Trust Investment Committee which establishes the investment policy of the trusts and oversees the investment of the trusts' assets. The securities held by the trusts for decommissioning costs had an estimated fair value of $189 million as of December 31, 2003, of which approximately 37% were fixed-rate debt securities and the remaining 63% were equity securities. For a discussion of the accounting treatment for the securities held in the nuclear decommissioning trust, see Note 2(k). In July 1999, an outside consultant estimated Texas Genco's portion of decommissioning costs to be approximately $363 million. While the funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas electric restructuring law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be included in a charge to transmission and distribution customers. For information regarding the effect of the business separation plan on funding of the nuclear decommissioning trust fund, see Note 4(c).